As filed with the Securities and Exchange Commission on February 13, 2004

Registration No. 333-110577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

APRIA HEALTHCARE GROUP INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	33-0488566
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

26220 Enterprise Court
Lake Forest, CA 92630
(949) 639-2000
(Address, including Zip Code, and Telephone Number,
including Area Code, of Registrant’s Principal Executive Offices)

Robert S. Holcombe, Esq.
26220 Enterprise Court
Lake Forest, CA 92630
(949) 639-2000
(Address, including Zip Code, and Telephone Number,
including Area Code, of Agent for Service)

Copies to:

Jeff R. Hudson, Esq.
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071
(213) 229-7000

     Approximate Date of Commencement of Proposed Sale to the Public: From time to time after this Registration Statement becomes effective and upon conversion of the 3-3/8% convertible senior notes due September 1, 2033.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Dated February 13, 2004

APRIA HEALTHCARE GROUP INC.

$250,000,000
3-3/8% Convertible Senior Notes due September 1, 2033

and

Shares of Common Stock
Issuable upon Conversion of the Notes

     Selling securityholders may use this prospectus to resell the notes and the shares of common stock issuable upon conversion of the notes as described in the “Plan of Distribution” Section beginning on page 55 of this prospectus.

     The notes will mature on September 1, 2033, unless earlier converted, redeemed or repurchased by Apria. The holder of the notes may also require Apria to repurchase some or all of the notes upon designated repurchase dates or at any time prior to their maturity following a fundamental change as described in this prospectus. The notes are convertible during specified periods, by holders into shares of Apria common stock initially at a conversion rate of 28.6852 shares of common stock per $1,000 principal amount of notes, which conversion rate may be adjusted under the circumstances described in this prospectus.

     Apria will not receive any of the proceeds from the sale of the notes or the shares. The selling securityholders may offer the notes and the shares of common stock issuable upon their conversion through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices, or at privately negotiated prices. All costs, expenses and fees in connection with the registration of the notes will be borne by Apria.

     The notes are traded in the Private Offerings, Resales and Trading through Automatic Linkages Market, commonly referred to as the PORTAL Market. Apria does not intend to list the notes on any other national securities exchange or automated quotation system.

     Apria’s common stock is listed on the New York Stock Exchange under the symbol “AHG.” The last reported sale price of Apria’s common stock on February 12, 2004 was $30.44 per share.

     You should carefully consider the “Risk Factors” discussion beginning on page 10 of this prospectus before purchasing any of the securities being offered by this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 13, 2004

PROSPECTUS SUMMARY
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
DESCRIPTION OF NOTES
DESCRIPTION OF APRIA’S CAPITAL STOCK
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION; INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
LEGAL MATTERS
EXPERTS
EXHIBIT 12.1
EXHIBIT 23.2

The following summary provides an overview of selected information about Apria and the offering. While the summary includes information that Apria believes is pertinent to your investment decision, because it is only a summary, it does not contain all of the information that you should consider before investing in the notes. This summary is qualified in its entirety by the more detailed information, including the financial data and related notes, included or incorporated by reference in this prospectus. In addition, you should carefully consider the information under the caption “Risk Factors” in this prospectus, before making an investment decision.

PROSPECTUS SUMMARY

About This Prospectus

     This prospectus is part of a registration statement that Apria filed with the SEC using a shelf registration or continuous offering process. Under this shelf prospectus, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities the selling securityholders may offer. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus, and, in some cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the offering. That prospectus supplement may include a discussion of any risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

     You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find Additional Information” on page 58 in order to obtain a complete understanding of Apria’s business and the notes.

Apria Healthcare Group Inc.

     Apria is one of the largest providers of home healthcare services in the U.S. with a broad service offering in home respiratory therapy, home infusion therapy and home medical equipment. Apria provides a variety of clinical services and related products and supplies to patients in all 50 states through approximately 425 branches. Through its geographic coverage and diversity of products and services, Apria can offer these services to the patient beneficiaries of national and regional managed care and government payors. In 2003, approximately 66% of Apria’s revenue was derived from managed care payors, 29% from Medicare and 5% from Medicaid. Apria’s payor mix provides a balance to government reimbursement changes.

     The aging U.S. population, the comparative cost of the acute care setting and the introduction of new technologies, which allow patients to receive medically appropriate care at home without sacrificing quality, have all contributed to the growth of Apria’s service lines. Additionally, Apria has enhanced its growth with an acquisition strategy targeted in the respiratory therapy service line. Apria derived approximately 68% of its revenues from the respiratory therapy service line in 2003 compared to 17% from infusion therapy and 15% from home medical equipment.

     Apria operates each of its service lines across a common information systems platform for all its branches, which has led to enhanced financial controls, receivables collection and inventory management. These systems also enable Apria to service large managed care contracts and provide the utilization and cost reporting data required by these payors.

     The following table provides examples of the services and products that Apria offers:

Service Line	Examples of Services and Products

Home respiratory therapy	Provision of oxygen systems, home ventilators, sleep apnea equipment, nebulizers and respiratory medications and related services

Service Line	Examples of Services and Products

Home infusion therapy	Intravenous administration of anti-infectives, pain management, chemotherapy, nutrients (also administered through a feeding tube) and other medications and related services

Home medical equipment	Provision of patient safety items, and ambulatory and in-home equipment, such as wheelchairs and hospital beds

Ratio of Earnings to Fixed Charges

     The following table presents Apria’s historical ratios of earnings to fixed charges for the years ended December 31, 1999, 2000, 2001, 2002 and 2003.

	Year Ended December 31,

	1999	2000	2001	2002	2003

Ratio(1)	2.3x	2.8x	3.7x	9.9x	9.5x

(1)	Computed by dividing pre-tax net income before fixed charges by fixed charges. Fixed charges means the sum of the following: interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness, and an estimate of the interest within rental expense.

The Offering

Issuer	Apria Healthcare Group Inc., a Delaware corporation.

Securities Offered	$250,000,000 principal amount of 3-3/8% Convertible Senior Notes due 2033 and the shares of common stock that may be issued upon surrender and conversion of the notes.

Maturity Date	September 1, 2033, unless earlier converted, redeemed or repurchased.

Ranking	The notes are direct, unsecured and unsubordinated obligations of Apria. The notes rank equal in priority with all of Apria’s existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any subordinated indebtedness that Apria may incur in the future. The notes effectively rank junior to all of Apria’s existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. In addition, Apria’s rights and the rights of its creditors, including the holders of the notes, to participate in the assets of a subsidiary during its liquidation or reorganization are effectively subordinated to all existing and future liabilities of that subsidiary, including guarantees by the subsidiary of Apria’s indebtedness. In addition to the notes, as of December 31, 2003, Apria’s long-term debt consisted of a $400 million senior secured credit facility with a syndicate of lenders. This credit facility is secured by substantially all of the assets of Apria and its subsidiaries and guaranteed by all of Apria’s subsidiaries. As of December 31, 2003, Apria had

$244.1 million outstanding under the credit facility. In addition, Apria and its subsidiaries had additional liabilities of $183.4 million, excluding intercompany payables.

Interest	3-3/8% per year on the principal amount, payable semi-annually in arrears on September 1 and March 1 of each year, beginning March 1, 2004.

Contingent Interest	Beginning with the period commencing on September 8, 2010 and ending February 28, 2011, and for each of the six-month periods after February 28, 2011 commencing on March 1, 2011, Apria will pay contingent interest during the applicable interest period if the average trading price of the notes during the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the notes. The amount of contingent interest payable per $1,000 principal amount of notes during the applicable interest period will equal an annual rate of 0.25% of the average trading price of such $1,000 principal amount of notes during the applicable five-trading-day reference period, payable in arrears.

Conversion Rights	You may convert the notes into shares of Apria’s common stock at a conversion rate of 28.6852 shares per $1,000 principal amount of notes, which is equal to a conversion price of approximately $34.86 per share. This conversion rate will be adjusted, under the following circumstances:

•	during any fiscal quarter, if the last reported sale price of Apria’s common stock is greater than or equal to 130% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter;

•	during the five business day period after a five consecutive trading day period in which the trading price per $1,000 principal amount of the notes for each day of that period was less than 98% of the product of the closing sale price per share of Apria’s common stock and the applicable conversion rate;

•	if the notes have been called for redemption by Apria;

•	upon the occurrence of specified corporate transactions described under “Description of Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions;” or

•	after the date, if ever, on which either Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services assigns an initial credit rating to the notes, during any period in which the credit rating assigned to the notes by either Moody’s or S&P is three or more rating subcategories below the initial credit rating assigned by Moody’s or S&P, as the case may be, or any period in which the notes are no longer rated by either Moody’s or S&P, as the case may be, if such ratings agency had previously rated the notes.

The notes have not been assigned a credit rating by any rating agency. Apria does not intend and has no obligation to obtain a credit rating for the notes and there is no certainty that any such credit rating will be assigned to the notes.

You will not receive any cash payment or additional shares representing accrued and unpaid interest upon conversion of a note, except in limited circumstances. Instead, interest, including contingent interest and additional amounts, if any, will be treated as paid by the common stock issued to you upon conversion. Notes called for redemption may be surrendered for conversion prior to the close of business on the second business day immediately preceding the redemption date.

Upon conversion, Apria will have the right to deliver, instead of its shares of common stock, cash or a combination of cash and shares of common stock in amounts described under “Description of Notes—Conversion Rights—Payment Upon Conversion.”

Sinking Fund	None

Optional Redemption	Prior to September 8, 2010, the notes will not be redeemable. On or after September 8, 2010, Apria may redeem for cash some or all of the notes, at any time and from time to time, upon at least 30 days’ notice for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, including contingent interest, if any, to but excluding the redemption date.

Repurchase of Notes by Apria at the Option of the Holder	You may require Apria to repurchase some or all of your notes on September 1, 2008, September 1, 2010, September 1, 2013, September 1, 2018, September 1, 2023 and September 1, 2028 at a repurchase price equal to 100% of the principal amount of the notes being repurchased, plus any accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but excluding the applicable repurchase date. Any notes that Apria is required to repurchase on September 1, 2008 will be paid for in cash. For any notes that holders require Apria to purchase on September 1, 2010, September 1, 2013, September 1, 2018, September 1, 2023 or September 1, 2028, Apria may, at its option, pay the repurchase price in cash or shares of its common stock valued at the market price or a combination of cash and shares of its common stock.

Fundamental Change	If Apria undergoes a fundamental change, as defined in this

prospectus, prior to maturity, you will have the right, at your option, to require Apria to repurchase some or all of your notes at a repurchase price equal to 100% of the principal amount of the notes being repurchased, plus any accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but excluding the applicable repurchase date.

Registration Rights	Apria agreed to use its commercially reasonable efforts to cause the shelf registration statement which this prospectus forms a part, to be declared effective by the SEC no later than February 16, 2004. If the registration statement is not declared effective by February 16, 2004, Apria will be required to pay additional amounts to the holders of the notes and holders of the common stock issued upon conversion of the notes.

U.S. Federal Income Tax Considerations	Under the indenture governing the notes, Apria agreed, and by acceptance of a beneficial interest in a note each holder of a note will be treated as having agreed, to treat the notes as indebtedness for United States federal income tax purposes that is subject to the Treasury regulations governing contingent payment debt instruments. For United States federal income tax purposes, interest income on the notes will accrue at the rate of 8.625% per year, compounded semi-annually, which represents the yield on comparable noncontingent, nonconvertible, fixed rate debt instruments with terms and conditions otherwise similar to the notes that Apria would issue. A United States Holder, as such term is defined in “Material U.S. Federal Income Tax Considerations,” will generally be required to accrue interest income on a constant yield to maturity basis at this rate with the result that a United States Holder generally will recognize taxable income significantly in excess of regular interest payments received while the notes are outstanding.

A United States Holder will also recognize gain or loss on the sale, conversion, exchange or retirement of a note in an amount equal to the difference between the amount realized on the sale, conversion, exchange or retirement, including the fair market value of Apria’s common stock received, and the United States Holder’s adjusted tax basis in the note. Any gain recognized on the sale, conversion, exchange or retirement of a note generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and any further loss will be capital loss. See “Material U.S. Federal Income Tax Considerations.”

Use of Proceeds	The selling securityholders will receive all of the proceeds from the sale of the securities offered pursuant to this prospectus. Apria will not receive any of the proceeds from the sale of the securities offered pursuant to this prospectus.

Trustee, Paying Agent and Conversion Agent	U.S. Bank National Association

Book-Entry Form	The notes are issued in book-entry form and are
represented by a global certificate or certificates deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities except in limited circumstances.

Trading	The notes trade on The Portal Market of the National Association of Securities Dealers. However, Apria can provide no assurances as to the liquidity of, or trading market for the notes.

NYSE Symbol for Apria’s Shares of Common Stock	Apria’s shares of common stock are listed on the New York Stock Exchange under the symbol “AHG.”

RISK FACTORS

     You should consider the following risk factors, in addition to the other information presented in this prospectus and the documents incorporated by reference in this prospectus, in particular, the information set forth in Apria’s Form 10-Q for the quarterly period ended September 30, 2003 and Form 10-K for the annual period ended December 31, 2002, under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in evaluating Apria, Apria’s business and an investment in the notes. Any of these risks could seriously harm Apria’s business and financial results and cause the value of the notes and common stock to decline, which in turn could cause you to lose all or part of your investment.

Risks Relating to Apria’s Business

Collectibility of Accounts Receivable—Apria’s failure to maintain its controls and processes over billing and collecting or the deterioration of the financial condition of its payors could have a significant negative impact on its results of operations and financial condition.

     The collection of accounts receivable is one of Apria’s most significant challenges and requires constant focus and involvement by management and ongoing enhancements to information systems and billing center operating procedures. Further, some of Apria’s payors may experience financial difficulties, or may otherwise not pay accounts receivable when due, resulting in increased write-offs. There can be no assurance that Apria will be able to maintain its current levels of collectibility and days sales outstanding in future periods. If Apria is unable to properly bill and collect its accounts receivable, its results will be adversely affected.

Medicare/Medicaid Reimbursement Rates—Continued reductions in Medicare and Medicaid reimbursement rates could have a material adverse effect on Apria’s results of operations and financial condition.

     Medicare. In December 2003, the President signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The Act includes a number of provisions that will affect Medicare Part B reimbursement policies for items and services provided by Apria, the most significant of which are listed below:

•	The legislation provides for a freeze on annual payment increases for durable medical equipment from 2004 through 2008. Further, beginning in 2005, reimbursement for five durable medical equipment categories provided by Apria will be reduced based on the median price paid for such items on behalf of beneficiaries of federal employee health plans.

•	Reimbursement for inhalation drugs furnished by Apria during 2004 will be reduced from 95% of the average wholesale price to 80% of the average wholesale price. Beginning in January 2005, reimbursement for these drugs will shift to average sales price, as defined by the Act, plus 6%.

•	The Act requires the establishment of a competitive acquisition program for as yet unspecified durable medical equipment items and services that is to be transitioned into (i) 10 of the largest metropolitan statistical areas in 2007; (ii) 80 of the largest metropolitan statistical areas in 2009; and (iii) additional areas after 2009.

     Until regulations implementing the provisions of the legislation are issued, Apria cannot be certain of the exact impact of the reimbursement reductions. However, based on its current interpretation of the Act, Apria’s management estimates that the revision to inhalation drug reimbursement will result in revenue reductions of approximately $14 million and $56 million in 2004 and 2005, respectively. The estimated impact to revenues in 2005 from the durable medical equipment reimbursement reduction is $30 million. The impact of the competitive acquisition program cannot be estimated at this time.

     The Balanced Budget Act of 1997 contained several provisions that affected Apria’s Medicare reimbursement levels. Subsequent legislation—the Medicare Balanced Budget Refinement Act of 1999 and the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000—mitigated some of the effects of the original legislation. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 addressed some of the issues pending from the earlier legislation. However, still pending from the 1997 legislation is streamlined authority granted to the Secretary of the U.S. Department of Health and Human Services to increase or reduce the reimbursement for home medical equipment, including oxygen, by up to 15% each year under an inherent reasonableness authority. In December 2002, CMS issued an interim final rule that establishes a process by which such adjustments may be made. The rule applies to all Medicare Part B services except those paid under a physician fee schedule, a prospective payment system, or a competitive acquisition program. As of this date, neither CMS nor the durable medical equipment regional carriers have used the expedited authority.

     Medicaid. Some states have already adopted, or are contemplating adopting, alternative pricing methodologies for certain drugs and biologicals under the Medicaid program. In at least 20 states, these changes have reduced the level of reimbursement received by Apria without a corresponding offset or increase to compensate for the service costs incurred. In several of those states, Apria has elected to stop accepting new Medicaid patient referrals for the affected drugs. Apria is continuing to provide services to patients already on service, and for those who receive other Medicaid-covered respiratory, home medical equipment or infusion therapies.

     Medicare and Medicaid payments accounted for approximately 29% and 5% of Apria’s 2003 net revenues, respectively. The reimbursement reductions described above will result in lower revenues, earnings and cash flows. Apria cannot be certain of the ultimate impact of the latest Medicare legislation or provide assurance to its investors that additional reimbursement reductions will not be made.

Federal Investigation—The outcome of the federal government’s investigation of Apria’s Medicare and other billing practices could have a material negative impact on Apria’s operations and financial condition.

     Since mid-1998 Apria has been the subject of an investigation conducted by the U.S. Attorney’s office in Los Angeles and the U.S. Department of Health and Human Services. The investigation concerns the documentation supporting Apria’s billing for services provided to patients whose healthcare costs are paid by Medicare and other federal programs. Apria has been informed that the investigation is the result of civil qui tam litigation filed on behalf of the government against Apria. To date, the U.S. Attorney’s office has not informed Apria of any decision to intervene in the qui tam actions; however, it could reach a decision with respect to intervention at any time.

     Government representatives and counsel for the plaintiffs in the qui tam actions asserted in July 2001 that, by a process of extrapolation from a sample of 300 patient files to all of Apria’s billings to the federal government during the three-and-one-half year sample period, Apria could be liable to the government under the False Claims Act for more than $9 billion, consisting of extrapolated overpayment liability, treble damages and penalties of up to $10,000 for each allegedly false claim derived from the extrapolation. Apria has acknowledged that there may be errors and omissions in supporting documentation affecting a portion of its billings, however, it considers the assertions and amounts described above to be unsupported both legally and factually.

     Apria has been exchanging information and having discussions with government representatives in an attempt to explore whether it will be possible to resolve this matter on a basis that would be considered fair and reasonable by all parties. Apria cannot provide any assurances as to the outcome of these discussions, however, or as to the outcome of the qui tam litigation in the absence of a settlement. At this time management cannot estimate the possible loss or range of loss that may result from these proceedings and therefore has not recorded any related accruals.

     If a judge, jury or administrative agency were to determine that false claims were submitted to federal healthcare programs or that there were significant overpayments by the government, Apria could face civil and administrative claims for refunds, sanctions and penalties for amounts that would be highly material to its business, results of operations and financial condition, including the exclusion of Apria from participation in federal healthcare programs. Apria can provide no assurance as to the outcome of these proceedings.

Operating Systems and Controls— Apria’s failure to successfully implement computer and other system modifications designed to maximize productivity could ultimately have a significant negative impact on its results of operations and financial condition.

     Apria’s management has identified a number of areas throughout its operations where it intends to modify the current processes or systems in order to attain a higher level of productivity. The ultimate cost savings expected from the successful design and implementation of such initiatives will be necessary to help offset the impact of Medicare reimbursement reductions and continued downward pressure on pricing. Apria’s failure to successfully implement its planned system modifications and other productivity improvements could have a significant impact on its operations and financial condition. Further, the implementation of these system changes could have a disruptive effect on related transaction processing.

Government Regulation; Healthcare Reform—Non-compliance with laws and regulations applicable to Apria’s business and future changes in those laws and regulations could have a material adverse effect on Apria.

     Stringent laws and regulations at both the federal and state levels, requiring compliance with burdensome and complex billing, substantiation and record-keeping requirements apply to Apria. Financial relationships between Apria and physicians and other referral sources are subject to strict and ambiguous limitations. In addition strict licensing and safety requirements apply to the provision of services, pharmaceuticals and equipment. Violations of these laws and regulations could subject Apria to severe fines, facility shutdowns and possible exclusion from participation in federal healthcare programs such as Medicare and Medicaid. Government officials and the public will continue to debate healthcare reform. Changes in healthcare law, new interpretations of existing laws, or changes in payment methodology may have a dramatic effect on Apria’s business and results of operations.

Compliance with new regulations under HIPAA, relating to the transmission and privacy of health information could impose additional significant costs on Apria’s operations.

     Numerous federal and state laws and regulations govern the collection, dissemination, use and confidentiality of patient-identifiable health information, including HIPAA. HIPAA requires Apria to comply with standards for the use and disclosure of health information within the company and with third parties, such as payors, business associates and customers. These include standards for common healthcare electronic transactions and code sets, such as claims information, plan eligibility, payment information and the use of electronic signatures, and privacy and electronic security of individually identifiable health information. Each set of HIPAA regulations has a specified compliance date and requires healthcare providers, including Apria, in addition to health plans and clearinghouses, to develop and maintain policies and procedures with respect to protected health information that is used or disclosed.

     The HIPAA regulations mandate that standardized transaction and code sets be developed and used for electronic billing purposes by all payors in the United States, including both government and private health plans. While the Medicare program has historically used a uniform set of transaction codes for electronic claim submission and payment, certain billing codes have varied among the different state Medicaid programs and certain health plans. It is currently unknown whether every existing billing code used by certain Medicaid and private health plans for products provided in the home care setting will have a corresponding code in the final HIPAA transaction sets. Under HIPAA, authority for approving, modifying, adding or deleting codes lies solely with the Health Care Procedure Coding System or HCPCS panel, operating under the auspices of CMS. In mid-October 2003, the panel posted the revised HCPCS list for 2004 on its web site. The panel approved very few new codes. The probability that some payors will not have been fully compliant by January 1, 2004 makes it likely that Apria will experience an increase in claim rejections or denials in early 2004, despite the fact that CMS has directed its DME regional carriers to deploy contingency plans that allow them to continue accepting former codes for an as-yet undetermined amount of time. Ultimately, this could impact Apria’s net revenue line and the collectibility of its accounts receivable. In addition, the absence of new codes for certain higher-cost respiratory products and services could have an impact on gross profit margins, since the panel only allows one code per certain equipment category, regardless of the actual equipment provided to the patients per a physician’s prescription and patient preference. The absence of standardized codes for products or services provided by Apria also may preclude the company from submitting electronic claims to certain payors. Such an outcome would require submitting paper claims, which could ultimately result in delays and difficulties in collecting these claims and could have a material adverse effect on Apria’s financial position and operating results.

     Apria faces potential criminal or civil sanctions if it does not comply with existing or new laws and regulations related to patient health information. New health information standards, whether implemented pursuant to HIPAA or otherwise, could have a significant effect on the manner in which Apria handles healthcare related data and communicates with payors, and the cost of complying with these standards could be significant.

Revocation of customer hospital supply numbers may have an adverse impact on Apria’s results of operations and financial condition.

     CMS officials have recently initiated actions to revoke the Medicare supplier numbers of a variety of DME suppliers, including a number of Apria’s current hospital customers. Under contractual arrangements, Apria provides home healthcare items and services to hospitals on a wholesale basis to service the hospitals’ discharged patients. Apria bills the hospitals for all such items and services and the hospitals, in turn, bill patients and third party payors, including Medicare. In order for a hospital to bill Medicare for these home healthcare items and services, it must have a Medicare supplier number.

     In its revocation notices to Apria’s hospital customers, CMS has asserted that these contractual arrangements do not comply with certain Medicare regulations promulgating “supplier standards,” adherence to which is required as a condition of having a supplier number. The government has construed the supplier standards to require a supplier to perform directly through its own employees some types of services that the hospitals have contracted to have Apria perform. Apria believes its arrangements with hospitals are consistent with all applicable regulations and that CMS is acting improperly in revoking the hospitals’ supplier numbers.

     The revocations have been indefinitely postponed, and Apria and certain of the hospitals are in discussions with CMS regarding the hospitals’ retaining their Medicare supplier numbers, the hospitals’ entering into alternative arrangements with Apria that would satisfy CMS’ interpretation of the regulations, and CMS’ allowance of adequate time to transition to these alternative arrangements. Under most of the alternative arrangements being considered, Apria’s future revenues from the affected markets would be likely to decrease.

     Apria cannot predict the outcome of these discussions with the government and the hospitals, however, and no assurance can be given that the ultimate resolution of this issue will not have an adverse effect on Apria’s financial results.

Pricing Pressures—Apria believes that continued pressure to reduce healthcare costs could have a material adverse effect on the company.

     The current market continues to exert pressure on healthcare companies to reduce healthcare costs, resulting in reduced margins for home healthcare providers such as Apria. Larger buyer and supplier groups exert additional pricing pressure on home healthcare providers. These include managed care organizations, which control an increasing portion of the healthcare economy. Apria has a number of contractual arrangements with managed care organizations and other parties, although no individual arrangement accounted for more than 10% of Apria’s net revenues in 2003.

     The segment of the healthcare market in which Apria operates is highly competitive. In each of its service lines there are a number of national providers and numerous regional and local providers. Among the national providers with which Apria directly competes are, American HomePatient, Coram Healthcare, Critical Care Solutions, Lincare Holdings, Option Care and Rotech Healthcare. Other types of healthcare providers, including industrial gas manufacturers, individual hospitals and hospital systems, home health agencies and health maintenance organizations have entered, and may continue to enter the market to compete with Apria’s various service lines. Some of these competitors have, or may obtain, significantly greater financial and marketing resources than Apria that may increase pricing pressure and limit Apria’s ability to maintain or increase its market share.

Acquisition Strategy—Apria may not be able to successfully integrate acquired businesses, which could have an adverse effect on its results of operations and financial condition.

     Apria’s strategic plan includes growth through the acquisition of other companies. Such growth involves a number of risks, including:

•	difficulties in integration;

•	substantial diversion of management’s attention from day-to-day operations;

•	the failure to realize anticipated benefits such as cost savings and revenue enhancements;

•	the assumption of liabilities of an acquired business, including unforeseen liabilities;

•	the potentially substantial transaction costs associated with acquisitions; and

•	difficulties related to assimilating the products, services, personnel and systems of an acquired business.

     During 2002, Apria completed 17 acquisitions comprised largely of respiratory therapy businesses for an aggregate consideration of $78.3 million and during 2003, Apria acquired 27 companies comprised largely of home respiratory therapy businesses for an aggregate consideration of $98.0 million.

     In connection with past acquisitions, Apria has found that the labor-intensive patient qualification process and conversion of patient files onto Apria’s billing systems can shift focus away from Apria’s routine processes. These activities and the time required to obtain provider numbers from government payors often delay billing of the newly acquired business, which may delay cash collections. Moreover, excessive delays may make certain items uncollectible. The successful integration of an acquired business is also dependent on the size of the acquired business, condition of the patient files, complexity of system conversions and local management’s execution of the integration plan. If Apria is not successful in integrating acquired businesses, its results will be adversely affected.

Risks Related to the Notes

Apria may not have the funds necessary to repurchase the notes upon a repurchase date or upon a fundamental change as required by the indenture governing the notes.

     On September 1, 2008, and following a fundamental change as described under “Description of Notes—Repurchase of Notes by Apria at Option of Holder upon a Fundamental Change,” holders of the notes may require Apria to repurchase their notes for cash. In addition, on September 1, 2010, September 1, 2013, September 1, 2018, September 1, 2023 and September 1, 2028, holders of notes may require Apria to repurchase their notes, at Apria’s option in cash or shares of its common stock or a combination of cash and shares. A fundamental change may also constitute an event of default under, and result in the acceleration of the maturity of, Apria’s then-existing indebtedness. Apria cannot assure you that it will have sufficient financial resources, or will be able to arrange financing, to pay the repurchase price in cash with respect to any notes tendered by holders for repurchase on any of these dates or upon a fundamental change. In addition, restrictions in Apria’s then-existing credit facilities or other indebtedness may not allow it to repurchase the notes. Apria’s failure to repurchase the notes when required would result in an event of default with respect to the notes.

     In addition, if a holder requires Apria to purchase all or a portion of its notes and Apria elects to deliver common stock in satisfaction of its obligation but fails to deliver such common stock, and Apria then becomes the subject of a bankruptcy proceeding, a holder may not be able to rescind its notice obligating Apria to purchase all or a portion of its notes, and a holder’s claim may be subordinated to all of Apria’s existing and future obligations. Furthermore, it is unclear how such a subordinated claim would be valued.

The trading prices of the notes will be significantly affected by the trading prices of Apria’s common stock.

     Apria expects that the trading prices of the notes in the secondary market will be significantly affected by the trading prices of Apria’s common stock, the general level of interest rates and Apria’s credit quality. This may result in greater volatility in the trading prices of the notes than would be expected for nonconvertible debt securities.

     It is impossible to predict whether the price of Apria’s common stock or interest rates will rise or fall. The high and low prices of Apria’s common stock for the two year period ended December 31, 2003 were $31.69 and $18.80 respectively. Trading prices of Apria’s common stock are influenced by Apria’s operating results and prospects and by economic, financial, regulatory and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of equity securities generally, and sales of substantial amounts of common stock by Apria in the market after the offering of the notes, or the perception that such sales may occur, could affect the price of Apria’s common stock.

The notes are effectively subordinated to our other existing and any future secured debt and will be effectively subordinated to the liabilities of Apria’s subsidiaries and any of Apria’s indebtedness that is guaranteed by Apria’s subsidiaries.

     The notes are not secured by any of Apria’s assets or those of its subsidiaries. In addition, the notes are not guaranteed by Apria’s subsidiaries. As a result, the notes will be effectively subordinated to Apria’s senior secured credit facility which is secured by substantially all of the assets of Apria and its subsidiaries and guaranteed by Apria’s subsidiaries, as well as any future secured debt that Apria may incur. The notes will also be effectively subordinated to any other existing and future liabilities of Apria’s subsidiaries and any of Apria’s indebtedness that is guaranteed by Apria’s subsidiaries. These liabilities may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations.

     Under Apria’s senior secured credit facility, Apria may borrow up to $400.0 million. As of December 31, 2003, Apria had $244.1 million outstanding under its senior secured credit facility. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of Apria’s secured debt may assert rights against the secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the notes. Apria’s rights and the rights of Apria’s creditors, including the holders of the notes, to participate in the assets of any subsidiary upon that subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors and of the holders of any indebtedness or other obligations guaranteed by that subsidiary, including the lenders under Apria’s senior secured credit facility, except to the extent that Apria may itself be a creditor with recognized claims against the subsidiary. However, even if Apria is a creditor of one of Apria’s subsidiaries, Apria’s claims would still be effectively subordinated to any security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any indebtedness of the subsidiary senior to that held by Apria. As of December 31, 2003, Apria and its subsidiaries had liabilities of $183.4 million, excluding intercompany payables.

Apria’s holding company structure may adversely affect Apria’s ability to meet Apria’s debt service obligations under the notes.

     The majority of Apria’s consolidated assets are held by Apria’s subsidiaries. Accordingly, Apria’s cash flow and its ability to service Apria’s debt, including the notes, depends on the results of operations of its subsidiaries and upon the ability of such subsidiaries to provide Apria cash, whether in the form of management fees, dividends, loans or otherwise, to pay amounts due on its obligations, including the notes. Apria’s subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. Apria and its subsidiaries currently have sufficient cash to meet its immediate debt and other obligations. In addition, Apria typically generates operating cash flows in excess of its operating and debt service needs. Although management’s current operating cash flow projections indicate that its ability to fund operations and meet debt and other obligations will continue into the foreseeable future, Apria may not have sufficient resources to service its debt obligations in the future without cash and dividends provided by its subsidiaries. Additionally, contractual and other restrictions and business considerations may apply to dividends, loans or other distributions from such subsidiaries to Apria.

An active trading market for the notes may not develop.

     There is currently no public market for the notes. Apria does not intend to list the notes on any national securities exchange or automated quotation system. Apria cannot assure you that an active or sustained trading market for the notes will develop or that the holders will be able to sell their notes. The initial purchasers of the notes have informed Apria that they intend to make a market in the notes. However, the initial purchasers are not obligated to do so and may cease any market-making activities at any time in their sole discretion without notice.

     Moreover, even if you are able to sell your notes, Apria cannot assure you as to the price at which any sales will be made. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, Apria’s operating results, the price of Apria’s common stock and the market for similar securities. Historically, the market for convertible debt has experienced disruptions that have caused volatility in prices. It is possible that the market for the notes will also experience disruptions which may have a negative effect on the holders of the notes, regardless of Apria’s prospects or financial performance.

If you hold notes, you will not be entitled to any rights with respect to Apria’s common stock, but you will be subject to all changes made with respect to Apria’s common stock.

     If you hold notes, you will not be entitled to any rights with respect to Apria’s common stock, including, without limitation, voting rights and rights to receive any dividends or other distributions on Apria’s common stock, but you will be subject to all changes affecting the common stock. You will have rights with respect to Apria’s common stock only if and when Apria delivers shares of common stock to you upon conversion of your notes and, in limited cases, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to Apria’s certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of Apria’s common stock.

Apria may issue additional shares of common stock and thereby materially and adversely affect the price of Apria’s common stock.

     Apria is not restricted from issuing additional common stock during the life of the notes. If Apria issues additional shares of common stock, the price of Apria’s common stock and, in turn, the price of the notes may be materially and adversely affected.

The conditional conversion features of the notes could result in you receiving less than the value of the common stock into which a note is convertible.

     The notes are convertible into common stock only if specified conditions are met. A conversion may occur if:

•	there is a sustained increase in the price of Apria’s common stock,

•	the trading price of the notes falls below specified levels,

•	the notes are called for redemption, upon various corporate transactions such as a merger or distribution of all or substantially all of the assets of Apria, or

•	the notes are assigned a credit rating below the levels discussed in “Description of Notes—Conversion upon Credit Ratings Event.”

     If the specific conditions for conversion are not met, you may not be able to receive the value of the common stock into which the notes would otherwise be convertible.

The sale of the common stock issuable upon conversion of the notes could adversely affect the price of Apria’s common stock.

     The sale in the public market of the common stock issuable upon the conversion of some or all of the notes could adversely affect prevailing market prices of Apria’s common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of Apria’s common stock.

You should consider the United States federal income tax consequences of owning the notes.

     The notes will be characterized as contingent payment debt instruments for U.S. federal income tax purposes. Consequently, the notes will be treated as issued with original issue discount for U.S. federal income tax purposes, and you will be required to include such tax original issue discount in your gross income as it accrues regardless of your tax accounting. The amount of tax original issue discount required to be included by you in gross income for each year generally will be in excess of the payments and accruals on the notes for non-tax purposes and in advance of the receipt of cash or other property attributable thereto in that year.

     You will recognize gain or loss on the sale, purchase by Apria at your option, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized, including the fair market value of any Apria common stock received, and your adjusted tax basis in the note. Any gain recognized by you on the sale, purchase by Apria at your option, exchange, conversion or redemption of a note will be treated as ordinary interest income and any loss will be ordinary loss to the extent of the interest previously included in gross income and any further loss will be capital loss. Holders should consult their tax advisors regarding the deductibility of any such capital loss. A discussion of the United States federal income tax consequences of ownership for the notes is contained in this prospectus under the heading “Material U.S. Federal Income Tax Considerations.”

RATIO OF EARNINGS TO FIXED CHARGES

     The following table presents Apria’s historical ratios of earnings to fixed charges for the years ended December 31, 1999, 2000, 2001, 2002 and 2003.

	Year Ended December 31,

	1999	2000	2001	2002	2003

Ratio(1)	2.3x	2.8x	3.7x	9.9x	9.5x

(1)	Computed by dividing pre-tax net income before fixed charges by fixed charges. Fixed charges means the sum of the following: interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness, and an estimate of the interest within rental expense.

USE OF PROCEEDS

     The selling securityholders will receive all of the proceeds from the sale of the securities offered pursuant to this prospectus. Apria will not receive any of the proceeds from the sale of the securities offered pursuant to this prospectus.

     Of the approximately $244.4 million received by Apia as net proceeds for the private placement of the notes in August 2003, approximately $100.0 million was used to purchase shares of Apria common stock sold short by purchasers of the notes concurrently with their purchases of the notes in negotiated transactions. In January, 2004, Apria entered into a prepaid transaction to repurchase $50 million worth of shares of Apria’s common stock. Apria intends to use the balance of the net proceeds for general corporate purposes, which may include additional share repurchases and acquisitions in accordance with Apria’s strategic growth plan within the next 12 months.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Apria’s common stock is traded on the New York Stock Exchange under the symbol “AHG.” The following table reflects the range of the reported high and low sale prices on the NYSE Composite Tape for the periods indicated.

	High	Low

Year ended December 31, 2001:
First quarter	$30.00	$20.40
Second quarter	29.49	23.78
Third quarter	29.85	21.00
Fourth quarter	25.75	19.50
Year ended December 31, 2002:
First quarter	$24.95	$20.79
Second quarter	28.50	20.25
Third quarter	25.50	18.80
Fourth quarter	25.68	20.75
Year ending December 31, 2003:
First quarter	$24.23	$20.50
Second quarter	25.10	22.45
Third quarter	29.00	24.42
Fourth quarter	31.69	25.00
Year ending December 31, 2004:
First quarter (through February 12, 2004)	$30.80	$28.00

     On February 12, 2004, the last reported sale price for Apria’s common stock on the New York Stock Exchange was $30.44 per share.

     Apria has not paid any dividends since its inception and does not intend to pay any dividends on its common stock in the foreseeable future. In addition, Apria is a party to a $400,000,000 senior secured credit facility that imposes numerous restrictions on Apria, including, but not limited to, a limitation on the payment of dividends. However, it is Apria’s present intention to repurchase shares of its common stock from time to time, pursuant to the repurchase plans described herein.

DESCRIPTION OF NOTES

     Apria issued the notes under an indenture dated as of August 20, 2003, between Apria and U.S. Bank National Association, as trustee. The notes and the shares of common stock issuable upon conversion of the notes are covered by a registration rights agreement. You may request a copy of the indenture and the registration rights agreement from the trustee.

     The following summary provides an overview of the material provisions of the notes, the indenture and the registration rights agreement. While the summary includes information that Apria believes is pertinent to your investment decision, because it is only a summary, it does not contain all of the information that you should consider before investing in the notes. This summary is qualified in its entirety by the provisions of the notes, the indenture and the registration rights agreement. Wherever particular provisions or defined terms of the indenture, the notes or the registration rights agreement are referred to, these provisions or defined terms are incorporated in this registration statement by reference. Apria urges you to read the notes, the indenture and the registration rights agreement because they, and not this description, define your rights as a holder of the notes.

     As used in this “Description of Notes” section, references to Apria, refer only to Apria Healthcare Group Inc. and do not include its subsidiaries.

General

     The notes will mature on September 1, 2033 unless earlier converted, redeemed or repurchased. You have the option, subject to the qualifications and the satisfaction of the conditions discussed below, during the periods described below, to convert your notes into shares of Apria’s common stock at an initial conversion rate of 28.6852 shares of common stock per $1,000 principal amount of notes. This is equivalent to an initial conversion price of approximately $34.86 per share of common stock. Adjustments apply to the conversion rate upon the occurrence of the events described below. Upon a surrender of your notes for conversion, Apria will have the right to deliver, instead of its shares of common stock, cash or a combination of cash and shares of common stock in amounts described below under “—Payment Upon Conversion.” Even if Apria elects to deliver shares of common stock upon conversion of a note, you will not receive fractional shares but a cash payment to account for any such fractional share. You will not receive any cash payment for interest, or contingent interest or additional amounts, if any, accrued and unpaid to the conversion date except under the limited circumstances described below.

     If any interest payment date, maturity date, redemption date or repurchase date, including upon the occurrence of a fundamental change, as described below, falls on a day that is not a business day, the required payment will be made on the next succeeding business day. The payment will have the same force and effect as if it was made on the date that the payment was due, and no additional interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date or repurchase date, including upon the occurrence of a fundamental change, as described below, as the case may be, to that next succeeding business day.

     The notes were issued only in denominations of $1,000 principal amount and integral multiples of $1,000. References to a note in this prospectus refer to $1,000 principal amount of the notes. The notes are limited to an aggregate principal amount of $250.0 million and were initially offered at a price to investors of $1,000 per note.

     As used in this registration statement, a business day means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

     Any reference to common stock means the common stock, par value $0.001 per share, of Apria Healthcare Group Inc.

Ranking

     The notes are the direct, unsecured and unsubordinated obligations of Apria. The notes rank equal in priority with all of Apria’s existing and future unsecured and unsubordinated indebtedness and senior in right of payment to any subordinated indebtedness that Apria may incur in the future. The notes effectively rank junior to all of Apria’s existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. In addition, Apria’s rights and the rights of its creditors, including the holders of the notes, to participate in the assets of a subsidiary during its liquidation or reorganization are effectively subordinated to all existing and future liabilities of that subsidiary, including guarantees by the subsidiary of Apria’s indebtedness. As of December 31, 2003, in addition to the notes, Apria’s long-term debt consisted of a $400.0 million senior secured credit facility with a syndicate of lenders. This credit facility is secured by substantially all of the assets of Apria and its subsidiaries and guaranteed by all of Apria’s subsidiaries. As of December 31, 2003, Apria had $244.1 million outstanding under the credit facility. In addition, as of December 31, 2003, Apria and its subsidiaries had additional liabilities of $183.4 million, excluding intercompany payables.

Interest

     The notes bear interest at a rate of 3-3/8% per year. Apria will also pay contingent interest on the notes in the circumstances described under “—Contingent Interest.” Interest, including contingent interest and additional amounts, if any, will be payable semi-annually in arrears on September 1 and March 1 of each year, commencing March 1, 2004.

     Interest on a note, including contingent interest and additional amounts, if any, will be paid to the person in whose name the note is registered at the close of business on the August 15 or February 15, immediately preceding the relevant interest payment date, whether or not such day is a business day. Each of those dates is referred to in this prospectus as a record date. However, interest, including contingent interest and additional amounts, if any, payable upon redemption or repurchase by Apria will be paid to the person to whom principal is payable, unless the redemption date or repurchase date, as the case may be, is an interest payment date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months and will accrue from August 20, 2003 or from the most recent date to which interest has been paid or duly provided for.

Contingent Interest

     Beginning with the period commencing on September 8, 2010 and ending on February 28, 2011, and for each of the six-month periods after February 28, 2011 commencing on March 1, 2011, Apria will pay contingent interest on the interest payment date for the applicable interest period if the average trading price of the notes during the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the notes.

     On any interest payment date when contingent interest is payable, the contingent interest payable per note will equal 0.25% per year of the average trading price of such note during the applicable five trading-day reference period. For United States federal income tax purposes, the notes will constitute contingent payment debt instruments.

     Apria will notify the holders of the notes upon a determination that they will be entitled to receive contingent interest with respect to any six-month interest period.

     For purposes of this section, the trading price of a note on any date of determination will be determined by Apria and will be the average of the secondary market bid quotations per note obtained by the bid solicitation agent for $5.0 million aggregate principal amount of notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers Apria selects, provided that if:

•	at least three such bids are not obtained by the bid solicitation agent, or

•	in its reasonable judgment, the bid quotations are not indicative of the secondary market value of notes as of such determination date,

then the trading price for such determination date will equal (1) the applicable conversion rate of the notes as of such determination date multiplied by (2) the average last reported sale price, as defined below, of its common stock on the five trading days ending on such determination date.

     The bid solicitation agent will initially be the trustee. Apria may change the bid solicitation agent, but the bid solicitation agent will not be its affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by Apria to be willing to bid for the notes.

Optional Redemption by Apria

     No sinking fund is provided for the notes. Prior to September 8, 2010, the notes will not be redeemable. On or after September 8, 2010, Apria may redeem the notes in whole or in part at any time for a redemption price in cash equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but excluding the redemption date.

     If the redemption date is an interest payment date, interest, including contingent interest and additional amounts, if any, will be paid on such interest payment date to the record holder on the relevant record date.

     Notes or portions of notes called for redemption will be convertible by the holder until the close of business on the second business day prior to the redemption date. Apria’s notice of redemption will inform the holders of its election to deliver shares of its common stock or to pay cash instead of delivery of common shares with respect to any notes or portions of notes converted prior to the redemption date.

     Apria will provide not less than 30 nor more than 60 days’ notice of redemption by mail to each registered holder of notes to be redeemed. If the redemption notice is given and funds are deposited as required, then interest will cease to accrue on and after the redemption date on those notes or portions of notes called for redemption.

     If Apria decides to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed, in principal amounts of $1,000 or in integral multiples of $1,000, by lot, on a pro rata basis or by another method the trustee considers fair and appropriate. If the trustee selects a portion of your notes for partial redemption and you convert a portion of your notes, the converted portion will be from the portion selected for redemption.

     Apria may not redeem the notes if it has failed to pay any interest, including contingent interest and additional amounts, if any, on the notes when due and such failure to pay is continuing. Apria will notify all of the holders if it redeems any of the notes.

Conversion Rights

     Subject to the qualifications and the satisfaction of the conditions and during the periods described below, you may convert each of your notes into shares of common stock of Apria initially at a conversion rate of 28.6852 shares of common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $34.86 per share of common stock based on the issue price per note. The conversion rate and the equivalent conversion price in effect at any given time are referred to as the applicable conversion rate and the applicable conversion price, respectively, and will be adjusted as described below. You may convert fewer than all of your notes so long as the notes converted are an integral multiple of $1,000 principal amount. Upon surrender of a note for conversion, Apria may choose to deliver, instead of shares of its common stock, cash or a combination of cash and shares of common stock, as described below under “—Payment Upon Conversion.”

     You may convert your notes into shares of common stock of Apria only in the following circumstances, which are described in more detail below, and to the following extent:

•	in whole or in part, upon satisfaction of a sale price condition;

•	in whole or in part, upon satisfaction of a trading price condition;

•	if any of your notes are called for redemption, those notes, or portions of notes, that have been so called;

•	in whole or in part, upon the occurrence of specified corporate transactions; or

•	in whole or in part, if a credit ratings event occurs.

     If Apria calls your notes for redemption, you may convert the notes only until the close of business on the second business day prior to the redemption date unless Apria fails to pay the redemption price. If you have already delivered a repurchase election with respect to a note as described under either “—Repurchase of Notes by Apria at the Option of the Holder” or “—Repurchase of Notes by Apria at Option of Holder upon a Fundamental Change,” you may not surrender that note for conversion until you have withdrawn the repurchase election in accordance with the indenture.

     Upon conversion of a note, you will not receive any cash payment of interest, including contingent interest and additional amounts, if any, unless such conversion occurs between a regular record date and the interest payment date to which it relates. Even if Apria elects to deliver shares of common stock upon surrender of a note for conversion, Apria will not issue fractional shares of common stock. Instead, Apria will pay cash instead of fractional shares based on the last reported sale price of the common stock on the trading day prior to the conversion date. Apria’s delivery to you of the full number of shares of its common stock into which a note is convertible, together with any cash payment for any fractional share, will satisfy its obligation to pay:

       • the principal amount of the note; and

       • accrued but unpaid interest, including contingent interest and additional amounts, if any, to but excluding the conversion date.

     As a result, accrued but unpaid interest, including contingent interest and additional amounts, if any, up to but excluding the conversion date will be treated as paid in full rather than cancelled, extinguished or forfeited. For a discussion of your tax treatment upon receipt of common stock of Apria upon conversion, see “Material U.S. Federal Income Tax Considerations.”

     Notwithstanding the preceding paragraph, if notes are converted after the close of business on a record date but prior to the opening of business on the next interest payment date, holders of such notes at the close of business on the record date will receive the interest, including contingent interest and additional amounts, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest, including contingent interest and additional amounts, if any, payable on the notes so converted. However, no such payment need be made (1) if Apria has specified a redemption date or a repurchase date relating to a fundamental change that is after a record date and prior to the next interest payment date or (2) to the extent of any overdue interest, including any contingent interest and additional amounts, if any, if any overdue interest exists at the time of conversion with respect to such note.

     If you convert notes, Apria will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of its common stock upon the conversion, unless the tax is due because you request the shares to be issued or delivered to another person, in which case you will pay that tax.

Conversion upon Satisfaction of Sale Price Condition

     You may surrender your notes for conversion into common stock of Apria in any fiscal quarter, and only during such fiscal quarter, if the last reported sale price per share of Apria’s common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter is greater than or equal to 130% of the applicable conversion price per share of Apria’s common stock on such last trading day. Upon surrender of your notes for conversion, Apria will have the right to deliver, instead of shares of common stock, cash or a combination of cash and shares of common stock, as described below under “—Payment Upon Conversion.”

     The last reported sale price of common stock of Apria on any date means the closing sale price per share, or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices, on such date as reported in composite transactions for the principal United States securities exchange on which Apria’s common stock is traded or, if Apria’s common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq National Market. If the common stock of Apria is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the last reported sale price will be the last quoted bid price for Apria’s common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau Incorporated or similar organization. If the common stock of Apria is not so quoted, the last reported sale price will be the average of the mid-point of the last bid and asked prices for Apria’s common stock on the relevant date from each of at least three independent nationally recognized investment banking firms selected by Apria for this purpose.

Conversion upon Satisfaction of Trading Price Condition

     You may surrender your notes for conversion into shares of common stock of Apria prior to maturity during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes, as determined following a request by a holder of notes, for each day of that period was less than 98% of the product of the last reported sale price of Apria’s common stock and the applicable conversion rate. This condition of conversion is referred to in this section as the trading price condition. However, you may not convert your notes in reliance on this provision after September 1, 2028 if on any trading day during such measurement period the last reported sale price of Apria’s common stock was between 100% and 130% of the then current conversion price of the notes. Upon surrender of your notes for conversion, Apria will have the right to deliver, instead of shares of common stock, cash or combination of cash and shares of common stock, as described below under “—Payment Upon a Conversion.”

     For purposes of this section, the trading price of the notes on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $5.0 million aggregate principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers Apria selects, provided that if:

•	three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids will be used, and

•	if only one such bid can reasonably be obtained by the trustee, that one bid will be used.

If, as of such date of determination, the trustee cannot reasonably obtain at least one bid for $5.0 million aggregate principal amount of the notes from a nationally recognized securities dealer then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the last reported sale price of Apria’s common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

     In connection with any conversion upon satisfaction of the above trading price condition, the trustee will have no obligation to determine the trading price of the notes unless Apria has requested such determination; and Apria will have no obligation to make such request unless you provide Apria with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the last reported sale price of Apria’s common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes. At such time, Apria will instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the last reported sale price of Apria’s common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes.

Conversion upon Notice of Redemption

     If Apria calls any or all of the notes for redemption, you may convert any of your notes that have been called for redemption into shares of Apria’s common stock at any time prior to the close of business on the second business day prior to the redemption date. Upon surrender of your notes for conversion, Apria will have the right to deliver, instead of shares of common stock, cash or a combination of cash and shares of common stock, as described below under “—Payment Upon Conversion.”

Conversion upon Specified Corporate Transactions

     If Apria elects to:

•	distribute to all holders of Apria’s common stock rights entitling them to purchase, for a period expiring within 45 days after the date of the distribution, shares of Apria’s common stock at less than the last reported sale price of a share of Apria’s common stock on the trading day immediately preceding the declaration date of the distribution; or

•	distribute to all holders of Apria’s common stock, assets, including cash, debt securities or rights to purchase Apria’s securities, which distribution has a per share value as determined by Apria’s board of directors exceeding 10% of the last reported sale price of Apria’s common stock on the trading day immediately preceding the declaration date for such distribution,

Apria must notify holders of the notes at least 20 business days prior to the ex-dividend date for such distribution. Once Apria has given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or any announcement that such distribution will not take place. No holder may exercise this right to convert if the holder otherwise will participate in the distribution without conversion. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer. Upon surrender of your notes for conversion, Apria will have the right to deliver, instead of shares of common stock, cash or a combination of cash and shares of common stock, as described below under “—Payment Upon Conversion.”

     In addition, if Apria is a party to a consolidation, merger or binding share exchange, in each case pursuant to which its common stock would be converted into cash or property other than securities, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual effective date of such transaction. If Apria engages in certain reclassifications of its common stock or is a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of its assets, in each case pursuant to which its common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into Apria’s common stock will be changed into a right to convert a note into the kind and amount of cash, securities or other property which a holder would have received if the holder had converted its notes immediately prior to the applicable record date for such transaction. If Apria engages in any transaction described in the preceding sentence, the conversion rate will not be adjusted. If the transaction also constitutes a fundamental change, a holder can require Apria to redeem all or a portion of its notes as described under “—Repurchase of Notes by Apria at Option of Holder upon a Fundamental Change.”

Conversion upon Credit Ratings Event

     After the date, if ever, on which either Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services assigns an initial credit rating to the notes, you will have the right to surrender any or all of your notes for conversion into shares of Apria’s common stock during any period in which the credit rating assigned to the notes by either Moody’s or S&P is three or more rating subcategories below the initial credit rating assigned by Moody’s or S&P, as the case may be, or any period in which the notes are no longer rated by either Moody’s or S&P, as the case may be, if such ratings agency had previously rated the notes. The notes have not been assigned a credit rating by any rating agency. Apria does not intend and has no obligation to obtain a credit rating for the notes and there is no certainty that any such credit rating will be assigned to the notes. Upon surrender of your notes for conversion, Apria will have the right to deliver, instead of shares of common stock, cash or a combination of cash and shares of common stock, as described below under “—Payment Upon Conversion.”

Conversion Procedures

     To convert your note into common stock you must do each of the following:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice, and deliver this irrevocable notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

     The date you comply with these requirements is the conversion date under the indenture. If your interest is a beneficial interest in a global note, to convert you must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global note.

     The conversion agent will, on your behalf, convert the notes into shares of common stock of Apria. You may obtain copies of the required form of the conversion notice from the conversion agent. A certificate, or a book-entry transfer through DTC, for the number of full shares of common stock of Apria into which any notes are converted, together with a cash payment for any fractional share, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date.

     As described below under “—Payment Upon Conversion,” Apria will have the right to deliver, instead of its shares of common stock, cash or a combination of cash and shares of common stock in amounts described below under “—Payment Upon Conversion.”

Payment upon Conversion

     Conversion on or Prior to a Redemption Notice Date or the Final Notice Date. In the event that Apria receives your notice of conversion on or prior to (1) the redemption date, which is the date on which Apria gives notice of its optional redemption of notes as described under “—Optional Redemption by Apria” or (2) the final notice date, which is the date that is 20 days prior to maturity, the following procedures will apply:

•	If Apria chooses to satisfy all or any portion of its obligation to convert the notes in cash, Apria will notify holders through the trustee of the dollar amount, which must be expressed either as 100% of Apria’s conversion obligation or as a fixed dollar amount, at any time on or before the date that is two business days following the conversion date. If Apria timely elects to pay cash for any portion of the shares otherwise issuable to holders upon conversion, holders may retract the conversion notice at any time during the two business days following the final day of the notice period described above. This period is referred to in this section as the conversion retraction period. No such retraction can be made, and a conversion notice will be irrevocable, if Apria does not elect to deliver cash instead of shares, other than cash instead of fractional shares. Upon the expiration of a conversion retraction period, a conversion notice will be irrevocable. If Apria elects to satisfy all or any portion of its conversion obligation in cash, and the conversion notice has not been retracted, then settlement, either in cash or in cash and shares, will occur on the business day following the final day of the 20 trading day period beginning on the day after the final day of the conversion retraction period, referred to in this section as the cash settlement averaging period. If Apria does not elect to satisfy any part of the conversion obligation in cash, other than cash instead of any fractional shares, delivery of the common shares into which the notes are converted, and cash instead of any fractional shares will occur through the conversion agent as described above as soon as practicable on or after the conversion date.

     Settlement amounts will be computed as follows:

•	If Apria elects to satisfy the entire conversion obligation in shares, Apria will deliver to holders a number of shares equal to (i) the aggregate principal amount of notes to be converted divided by 1,000 multiplied by (ii) the applicable conversion rate. In addition, Apria will pay cash for any fractional common share based on the last reported sale price of the common shares on the trading day immediately preceding the conversion date.

•	If Apria elects to satisfy the entire conversion obligation in cash, Apria will deliver to holders cash in an amount equal to the product of:

•	a number equal to (i) the aggregate principal amount of notes to be converted divided by 1,000 multiplied by (ii) the conversion rate, and

•	the average last reported sale price of its shares of common stock during the cash settlement averaging period.

     If Apria elects to satisfy a fixed portion, other than 100%, of the conversion obligation in cash, Apria will deliver to holders the specified cash amount and a number of its shares of common stock equal to the greater of (i) zero and (ii) the excess, if any, of the number of shares calculated as if Apria elected to satisfy the entire conversion obligation in shares over the number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) 5% of the cash amount, divided by (y) the last reported sale price of its shares of common stock. In addition, Apria will pay cash for all fractional common shares based on the average last reported sale price of its shares of common stock during the cash settlement averaging period.

     Trading day means a day during which trading in securities generally occurs on the New York Stock Exchange or, if Apria’s common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which Apria’s common stock is then listed or, if its common stock is not listed on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation System or, if its common stock is not quoted on the National Association of Securities Dealers Automated Quotation System, on the principal other market on which Apria’s common shares is then traded; provided that no day on which trading of Apria’s common shares is suspended on such exchange or other trading market will count as a trading day.

     Conversion After a Redemption Notice Date or the Final Notice Date. With respect to conversion notices that Apria receives after a redemption notice date or the final notice date, Apria will not send individual notices of its election to satisfy all or any portion of the conversion obligation in cash. If Apria elects to redeem all or a portion of the notes, its notice of redemption will inform the holders of its election to deliver shares of its common stock or cash with respect to notes converted prior to the redemption date as described below under “—Optional Redemption.” In addition, if Apria chooses to satisfy all or any portion of the conversion obligation with respect to conversions after the final notice date in cash, on or before the final notice date Apria will send a single notice to holders indicating the dollar amount to be satisfied in cash, which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount.

     In the event that Apria receives notice of conversion after a redemption notice date or the final notice date from holders of notes, settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under “—Conversion On or Prior to a Redemption Notice Date or the Final Notice Date,” except that the cash settlement averaging period will be the 20 trading day period beginning on the trading day after the conversion date. If a conversion notice is received from holders of notes after a redemption notice date or the final notice date, such holders will not be allowed to retract the conversion notice. Settlement, in cash and/or shares, will occur on the business day following the final day of such cash settlement averaging period. If Apria does not elect to satisfy any part of the conversion obligation in cash, other than cash instead of any fractional shares, delivery of the common shares into which the notes are converted, and cash instead of any fractional shares, will occur through the conversion agent as described above as soon as practicable on or after the conversion date.

Conversion Rate Adjustments

     The applicable conversion rate will be adjusted, without duplication, upon the occurrence of any of the following events:

(1)	the payment to all holders of common stock of dividends or other distributions payable in shares of Apria’s common stock or its other capital stock;

(2)	the issuance to all holders of Apria’s common stock of rights, warrants or options, other than pursuant to any dividend reinvestment or share purchase plans, entitling them, for a period of up to 60 days from the date of issuance of the rights, warrants or options, to subscribe for or purchase common stock at less than the current market price; provided, that the applicable conversion rate will be readjusted to the extent that such rights, warrants or options are not exercised prior to their expiration;

(3)	subdivisions, splits and combinations of Apria’s common stock;

(4)	distributions to all holders of Apria’s common stock of evidences of its indebtedness, shares of capital stock, securities, cash, property or assets, excluding any dividend or distribution covered by clause (1) or (2) above; in the event that Apria makes a distribution to all holders of its common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of Apria, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the current market price of its common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which ex-dividend trading commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted; or

(5)	the successful completion of a tender or exchange offer made by Apria or any of its subsidiaries for shares of Apria’s common stock which involves an aggregate consideration per share that exceeds its market capitalization divided by the total number of outstanding shares of common stock on the expiration of the tender or exchange offer.

     In the event that Apria makes a cash distribution described in clause (4) above, the conversion rate will be adjusted by dividing:

•	the conversion rate, by

•	a fraction, (1) the numerator of which will be the current market price per share of its common stock and (2) the denominator of which will be the current market price per share of its common stock plus the amount per share of such distribution.

     If Apria adopts a rights plan while notes remain outstanding, holders of notes will receive, upon conversion of notes, in addition to shares of its common stock, the rights under the rights plan unless, prior to the conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from its common stock, in which case the applicable conversion rate will be adjusted at the time of separation as if Apria distributed to all holders of Apria’s common stock shares of its common stock, evidences of indebtedness or assets described in clause (4) above, subject to readjustment upon the subsequent expiration, termination or redemption of the rights.

     In addition to these adjustments, Apria may increase the conversion rate as its board of directors deems advisable to avoid or diminish any income tax to holders of its capital stock resulting from any dividend or distribution of capital stock, or rights to acquire capital stock, or from any event treated as such for income tax purposes. Apria may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 days if its board of directors has determined that such increase would be in its best interests. If Apria’s board of directors makes such a determination, it will be conclusive. Apria will give holders of notes at least 15 days’ notice of such an increase in the conversion rate. For a discussion of the United States federal income tax treatment of an adjustment to the conversion rate of the notes, see “Material U.S. Federal Income Tax Considerations— Interest Accruals on the Notes—Constructive Dividends.”

     The current market price per share of common stock on any day means the average of the last reported sale price for the 10 consecutive trading days from and including the ex-dividend trading with respect to the issuance or distribution requiring the computation. For purposes of this paragraph, the term ex-dividend trading, when used with respect to any issuance or distribution, will mean the first date on which the common stock trades regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution.

     No adjustment to the conversion rate or the ability of a holder of a note to convert will be made if the holder will otherwise participate in the distribution without conversion.

     The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of Apria’s common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on its securities and the investment of additional optional amounts in shares of its common stock under any plan;

•	upon the issuance of any shares of Apria’s common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by Apria or any of its subsidiaries;

•	upon the issuance of any shares of Apria’s common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest, including contingent interest and additional amounts, if any.

     Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. No adjustment to the applicable conversion rate will be required unless the adjustment would require an increase or decrease of at least 1.0% of the applicable conversion rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than 1.0% will be carried forward and taken into account in any subsequent adjustment.

Repurchase of Notes by Apria at the Option of the Holder

     You have the right to require Apria to repurchase all or a portion of your notes on September 1, 2008, September 1, 2010, September 1, 2013, September 1, 2018, September 1, 2023 and September 1, 2028. Each of those dates is referred to in this prospectus as a repurchase date.

     Apria will be required to repurchase any outstanding note for which you deliver a written repurchase notice to the paying agent, which will initially be the trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the business day prior to the repurchase date. You may withdraw your repurchase notice at any time prior to the close of business on the business day prior to the repurchase date. If a repurchase notice is given and withdrawn during that period, Apria will not be obligated to repurchase the notes listed in the notice. Some additional conditions, as described below, apply to Apria’s repurchase obligation.

     The repurchase price payable will be equal to 100% of the principal amount of the notes to be repurchased plus any accrued and unpaid interest, including contingent interest and additional amounts, if any, to but excluding the repurchase date.

     In the case of any notes that you require Apria to purchase on September 1, 2008, Apria is required to pay the repurchase price in cash. In the case of any notes that you require Apria to repurchase on September 1, 2010, September 1, 2013, September 1, 2018, September 1, 2023 or September 1, 2028, Apria may choose to pay the repurchase price in cash or shares of its common stock valued at the market price or a combination of cash and shares of its common stock. Additional conditions, as specified below, apply to Apria’s right to pay all or any of the repurchase price in shares of its common stock.

     If Apria elects for the September 1, 2010, September 1, 2013, September 1, 2018, September 1, 2023 or September 1, 2028 repurchase date to pay the repurchase price in whole or in part in shares of common stock, the number of shares of common stock to be delivered by Apria will be equal to the portion of the purchase price to be paid in shares of common stock divided by the market price of Apria’s common stock. The market price of Apria’s common stock will be determined prior to the applicable repurchase date, as described below. If Apria elects to pay the repurchase price in whole or in part in shares of common stock, Apria will pay cash instead of fractional shares in an amount based upon the market price of its common stock.

     As used under this caption, market price means, with respect to any repurchase date, the average of the last reported sale price per share of Apria’s common stock for the 20 consecutive trading days ending on the third business day prior to the applicable repurchase date, or, if such third business day is not a trading day, then ending on the last trading day prior to such third business day, appropriately adjusted to take into account the occurrence, during the period commencing on the first trading day of such 20 trading-day period and ending on the applicable repurchase date of any event requiring an adjustment of the conversion rate under the indenture.

     Because the market price of Apria’s common stock is determined prior to the applicable repurchase date, you will bear the market risk with respect to the value of the shares of its common stock, if any, to be received from the date the market price is determined to the date you receive such shares. In addition, the market price of Apria’s common stock is an average price rather than the price as of a single date.

     On or before the 25th business day prior to each repurchase date, Apria will provide to the trustee, the paying agent and all holders of notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	the repurchase price;

•	the last date on which a holder may exercise the repurchase right;

•	the repurchase date;

•	whether Apria will pay the repurchase price in cash, in shares of its common stock or any combination of cash and shares, specifying the percentage or amounts of each;

•	if Apria elects to pay the repurchase price in whole or in part with shares of its common stock, the method of calculating the market price of its common stock;

•	the name and address of the paying agent and the conversion agent;

•	the applicable conversion rate and any adjustments to the applicable conversion rate;

•	that the notes with respect to which a repurchase election has been given by the holder may be converted only if the holder withdraws the repurchase election in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require Apria to repurchase their notes.

     Your notice electing to require Apria to repurchase notes must state:

•	if certificated notes have been issued, the note certificate numbers of the notes to be repurchased;

•	the portion of the principal amount of notes to be repurchased, which must equal $1,000 or an integral multiple of $1,000;

•	that the notes are to be repurchased by Apria pursuant to the applicable provisions of the notes and the indenture; and

•	if Apria has elected to pay the repurchase price in shares of its common stock but the repurchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment in common stock is not satisfied prior to the close of business on the business day immediately preceding the repurchase date, whether you elect:

•	to withdraw the repurchase election as to some or all of the notes to which it relates; or

•	to receive cash in respect of the entire repurchase price for all notes to which the repurchase election applies.

     If you fail to indicate your choice with respect to this election, you will be treated as having elected to receive cash in respect of the entire repurchase price for all notes to which the repurchase election applies in these circumstances. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination of cash and shares, see “Material U.S. Federal Income Tax Considerations.”

     If your notes are not in certificated form, your repurchase notice must comply with appropriate DTC procedures.

     No notes may be repurchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the repurchase price of the notes.

     You may withdraw any repurchase notice in whole or in part by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day prior to the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the repurchase notice.

     If your notes are not in certificated form, your withdrawal notice must comply with appropriate DTC procedures.

     To receive payment of the repurchase price, you must either effect book-entry transfer of your notes or deliver your notes, together with necessary endorsements, to the office of the paying agent after delivery of your repurchase notice. Payment of the repurchase price for a note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note.

     If the paying agent holds money or securities sufficient to pay the repurchase price of the notes on the business day following the repurchase date, then, on and after such date:

•	the notes will cease to be outstanding and interest will cease to accrue, whether or not book-entry transfer of the notes has been made or the notes have been delivered to the paying agent; and

•	all other rights of the holders will terminate, other than the right to receive the repurchase price upon transfer or delivery of the notes.

     Various conditions apply to Apria’s right to pay the repurchase price for notes in whole or in part in shares of its common stock , including:

•	Apria providing timely written notice, as described above, of its election to pay all or part of the repurchase price in shares of common stock;

•	Apria’s common stock being then listed on a national or regional securities exchange or quoted on the Nasdaq Automated Quotation System;

•	information necessary to calculate the market price of Apria’s common stock being published in a daily newspaper of national circulation or being otherwise readily publicly available;

•	registration of the shares of Apria’s common stock under the Securities Act or the Exchange Act, in each case if required; and

•	Apria obtaining any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If the required conditions are not satisfied with respect to a holder prior to the close of business on the business day immediately preceding the repurchase date, Apria will pay the repurchase price for such holder’s notes entirely in cash. Apria may not change its election with respect to the form in which Apria will pay the repurchase price once Apria has given the notice that Apria is required to give, except as described in the preceding sentence.

     Apria will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of its repurchase notice. If then required by the applicable rules, Apria will file a Schedule TO or any other schedule required in connection with any offer by Apria to repurchase the notes.

Repurchase of Notes by Apria at Option of Holder upon a Fundamental Change

     If a fundamental change, as defined below in this section, occurs at any time prior to the maturity date, you will have the right, at your option, to require Apria to repurchase any or all of your notes, or any portion of the principal amount of notes that is equal to $1,000 or an integral multiple of $1,000. The fundamental change repurchase price Apria is required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but excluding the fundamental change repurchase date.

     A fundamental change will be considered to have occurred at the time after the notes are originally issued that any of the following occurs:

•	a person or group within the meaning of Section 13(d) of the Exchange Act other than Apria, its subsidiaries or Apria or its subsidiaries employee benefit plans, files a Schedule TO or any other schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of more than 50% of the total voting power of all shares of Apria’s capital stock that are entitled to vote generally in the election of directors; or

•	consummation of any share exchange, consolidation or merger of Apria or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of Apria and its subsidiaries, taken as a whole, to any person other than Apria or one or more of its subsidiaries, pursuant to which its common stock will be converted into cash, securities or other property; provided, however, that a transaction where the holders of Apria’s voting capital stock immediately prior to such transaction have directly or indirectly more than 50% of the aggregate voting power of all shares of capital stock of the continuing or surviving corporation or transferee entitled to vote generally in the election of directors immediately after such event will not be a fundamental change.

     A fundamental change will not be considered to have occurred in respect of either of the foregoing, however, if either:

•	the last reported sale price of Apria’s common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the fundamental change or the public announcement of the fundamental change, equals or exceeds 105% of the applicable conversion price of the notes immediately before the fundamental change or the public announcement of the fundamental change; or

•	at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the fundamental change consists of shares of capital stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a fundamental change, these securities being referred to as publicly traded securities, and as a result of this transaction or transactions the notes become convertible into such publicly traded securities.

     For purposes of the above paragraph the term capital stock of any person means any and all shares, including ordinary shares or American Depositary Shares, interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights, other than debt securities convertible or exchangeable into an equity interest, warrants or options to acquire an equity interest in such person.

     On or before the 15th day after the occurrence of a fundamental change, Apria will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice will state, among other things:

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change repurchase price;

•	the fundamental change repurchase date;

•	the name and address of the paying agent;

•	the applicable conversion rate and any adjustments to the applicable conversion rate;

•	that the notes with respect to which a fundamental change repurchase election has been given by the holder may be converted only if the holder withdraws the fundamental change repurchase election in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require Apria to repurchase their notes.

     To exercise the repurchase right, you must deliver prior to the close of business on the business day immediately preceding the fundamental change repurchase date, subject to extension to comply with applicable law, the notes to be repurchased, duly endorsed for transfer, together with a written repurchase election and the form entitled “Form of Fundamental Change Repurchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your repurchase election must state:

•	if certificated notes have been issued, the certificate numbers of the notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the notes are to be repurchased by Apria pursuant to the applicable provisions of the notes and the indenture.

     If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

     No notes may be repurchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change repurchase price of the notes.

     You may withdraw any repurchase election, in whole or in part, by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal will state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the repurchase notice.

     If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

     Apria will be required to repurchase the notes no later than 30 days after the date of its notice of the occurrence of the relevant fundamental change, with a possible extension to comply with applicable law. You will receive payment of the fundamental change repurchase price promptly following the later of the fundamental change repurchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the fundamental change repurchase price of the notes on the business day following the fundamental change repurchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue, whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent; and

•	all other rights of the holders will terminate, other than the right to receive the fundamental change repurchase price upon delivery or transfer of the notes.

     Apria will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of its repurchase of notes upon a fundamental change. If then required by the applicable rules, Apria will file a Schedule TO or any other schedule required in connection with any offer by Apria to repurchase the notes.

     The rights of the holders to require Apria to repurchase their notes upon a fundamental change could discourage a potential acquirer of Apria. The fundamental change repurchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of Apria’s common stock, to obtain control of Apria by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change purchase feature is a standard term contained in other offerings of debt securities similar to the notes that have been marketed by the initial purchasers. The terms of the fundamental change repurchase feature resulted from negotiations between the initial purchasers and Apria.

     The term fundamental change is limited to specified transactions and may not include other events that might adversely affect Apria’s financial condition. In addition, the requirement that Apria offers to repurchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Apria.

     The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of all or substantially all of Apria’s consolidated assets. There is no precise, established definition of the phrase substantially all under applicable law. Accordingly, the ability of a holder of the notes to require Apria to repurchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of Apria’s assets may be uncertain.

     If a fundamental change were to occur, Apria may not have enough funds to pay the fundamental change repurchase price. If Apria fails to repurchase the notes when required following a fundamental change, Apria will be in default under the indenture. In addition, Apria has, and may in the future incur, other indebtedness with similar change in control provisions permitting its holders to accelerate or to require Apria to purchase its indebtedness upon the occurrence of similar events or on some specific dates.

Merger and Sale of Assets by Apria

     The indenture provides that Apria may not consolidate with or merge with or into any other person or sell, convey, transfer or lease its properties and assets substantially as an entirety to another person, unless:

•	Apria is the surviving person or the resulting, surviving or transferee person, if other than Apria, is organized and existing under the laws of the United States, any state in the United States or the District of Columbia;

•	the successor person assumes all of its obligations under the notes and the indenture;

•	immediately after giving effect to such transaction, there is no event of default or event that, with notice or passage of time or both, would become an event of default; and

•	Apria has delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

     Upon any permitted consolidation, merger, conveyance, transfer or lease, the resulting, surviving or transferee person will succeed to and be substituted for Apria, and may exercise its rights and powers under the indenture and the notes, and after any such contemplated transaction, Apria will be relieved of all obligations and covenants under the indenture and the notes.

Events of Default; Notice and Waiver

     The following will be events of default under the indenture:

•	Apria fails to pay principal of the notes when due at maturity, upon redemption, upon repurchase or otherwise;

•	Apria fails to pay any interest, including contingent interest and additional amounts, if any, on the notes when due and such failure continues for a period of 30 days past the applicable due date;

•	Apria fails to provide notice of the occurrence of a fundamental change on a timely basis;

•	default in Apria’s obligation to convert the notes into shares of its common stock upon exercise of a holder’s conversion right;

•	default in Apria’s obligation to repurchase the notes at the option of a holder upon a fundamental change or on any other repurchase date;

•	default in Apria’s obligation to redeem the notes after it has exercised its option to redeem;

•	Apria fails to perform or observe any of the covenants in the indenture for 60 days after written notice to Apria from the trustee or the holders of at least 25% in principal amount of the outstanding notes;

•	default by Apria or any of its subsidiaries in the payment of the principal or interest on any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any of its indebtedness or indebtedness of any of its subsidiaries for money borrowed in excess of $10.0 million in the aggregate, whether such indebtedness now exists or will be created, resulting in such indebtedness becoming or being declared due and payable, and such acceleration shall not have been rescinded or annulled within 30 days after written notice of such acceleration has been received by Apria or such subsidiary;

•	final unsatisfied judgments not covered by insurance aggregating in excess of $10.0 million rendered against Apria or any of its subsidiaries and not stayed, bonded or discharged within 60 days; and

•	events involving Apria’s bankruptcy, insolvency or reorganization.

     The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal or interest, including contingent interest or additional amounts, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

     If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal and accrued and unpaid interest, including contingent interest and additional amounts, if any, on the outstanding notes to be immediately due and payable. In case of events of bankruptcy or insolvency involving Apria, the principal and accrued and unpaid interest, including contingent interest and additional amounts, if any, on the notes will automatically become due and payable. However, if Apria cures all defaults, except the nonpayment of principal or interest, including contingent interest and additional amounts, if any, that became due as a result of the acceleration, and meets several other conditions, with some exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

     The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, provided that it complies with the limitations specified in the indenture.

     No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal or interest, including contingent interest or additional amounts, if any, on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

     The indenture will require Apria every year to deliver to the trustee a statement as to performance of its obligations under the indenture and as to any defaults.

     A default in the payment of the notes, or a default with respect to the notes that causes them to be accelerated, may give rise to a cross-default under Apria’s credit facility or other indebtedness.

Satisfaction and Discharge of the Indenture

     The indenture will generally cease to be of any further effect with respect to the notes, if:

•	Apria has delivered to the trustee for cancellation all outstanding notes, with some limited exceptions, or

•	all notes not previously delivered to the trustee for cancellation have become due and payable, whether at stated maturity or any redemption date or any repurchase date, including upon the occurrence of a fundamental change, or upon conversion or otherwise, and Apria has deposited with the trustee as trust funds the entire amount in cash and/or its common stock, as applicable under the terms of the indenture, sufficient to pay all the outstanding notes, and if, in either case, Apria also pays or causes to be paid all other sums payable under the indenture by Apria.

Legal Defeasance and Covenant Defeasance

     The notes are not subject to any defeasance provisions under the indenture.

Modification and Waiver

     The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	reduce the principal amount of or change the stated maturity of any note;

•	reduce the rate or extend the time for payment of interest, including contingent interest or additional amounts, if any, on any note;

•	reduce any amount payable upon redemption or repurchase of any note, including upon the occurrence of a fundamental change, or change the time at which or circumstances under which the notes may or must be redeemed or repurchased;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note or reduce the number of common shares or any other property receivable upon conversion;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of Apria to maintain an office or agency in the places and for the purposes specified in the indenture;

•	with specified exceptions, modify several of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

     Apria is permitted to modify some of the provisions of the indenture without the consent of the holders of the notes, including to:

•	add guarantees with respect to the notes or secure the notes;

•	evidence the assumption of its obligations by a successor person under the provisions of the indenture relating to consolidations, mergers and sales of assets;

•	surrender any of its rights or powers under the indenture, including, without limitation, its right to pay any part of the repurchase price of the notes with shares of common stock as provided for by the indenture occurring on a date after the date of such amendment;

•	add covenants or events of default for the benefit of the holders of notes;

•	cure any ambiguity or correct any inconsistency in the indenture, so long as such action will not adversely affect the interests of holders;

•	to modify or amend the indenture to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act of 1939 as then in effect;

•	establish the forms or terms of the notes;

•	evidence the acceptance of appointment by a successor trustee; and

•	make other changes to the indenture or forms or terms of the notes, provided no such change individually or in the aggregate with all other such changes has or will have a material adverse effect on the interests of the holders of the notes.

Calculations in Respect of Notes

     Apria will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the market prices of Apria’s common stock, the amount of accrued interest, including contingent interest and additional amounts, if any, payable on the notes and the conversion price of the notes. Apria will make all these calculations in good faith, and, absent manifest error, its calculations will be final and binding on holders of notes. Apria will provide a schedule of its calculations to each of the trustee and the conversion agent, and each of the trustee and the conversion agent is entitled to rely upon the accuracy of its calculations without independent verification. The trustee will forward Apria’s calculations to any holder of notes upon the request of that holder.

Trustee, Paying Agent and Conversion Agent

     Apria has appointed U.S. Bank National Association, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may also provide banking and other services to Apria in the ordinary course of their business. The trustee is under no obligation to exercise any of the rights or powers vested in it under the indenture at the request, order or direction of any of the securityholders, unless the securityholders have offered to the trustee reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which may be incurred therein.

Notices

     Except as otherwise described herein, notice to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be considered to have been given on the date of such mailing.

Governing Law

     The notes and the indenture are governed by, and construed in accordance with, the laws of the State of New York.

Form, Denomination, Exchange, Registration and Transfer

     The notes were issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000. Holders may present notes for conversion, registration of transfer and exchange at the office maintained by Apria for such purpose, which will initially be the Corporate Trust Office of the trustee in The City of New York.

Payment and Paying Agent

     Apria will maintain an office in the Borough of Manhattan, The City of New York, where Apria will pay the principal on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations, which will initially be an office or agency of the trustee. Apria may pay interest on any notes represented by the registered certificated securities referred to below by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you will be paid, at your written election, by wire transfer in immediately available funds.

     Payments on the notes represented by the global note referred to below will be made to DTC, or its nominee, as the case may be, as the registered owner of the global note, in immediately available funds. Apria expects that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. Apria also expects that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments. Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds.

Book-Entry Delivery and Settlement

     Apria initially issued the notes in the form of one permanent global note in definitive, fully registered, book-entry form. The global note was deposited on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

     DTC has advised Apria as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code and a clearing agency registered under Section 17A of the Securities Exchange Act of 1934.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations.

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

•	Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its participants are on file with the SEC.

     Apria has provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and DTC may change them from time to time. None of Apria, the initial purchasers nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

     Under procedures established by DTC:

•	Upon deposit of the global notes with DTC or its custodian, DTC credited on its internal system the accounts of direct participants designated by the initial purchasers with portions of the principal amounts of the global notes.

•	Ownership of the notes will be shown on, and the transfer of ownership of the notes will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

     The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

     Notes represented by a global security will be exchangeable for registered certificated securities with the same terms only if: (1) DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by Apria within 90 days; (2) Apria decides to discontinue use of the system of book-entry transfer through DTC or any successor depositary; or (3) a default under the indenture occurs and is continuing.

     Neither Apria nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Registration Rights

     On August 20, 2003, Apria entered into a registration rights agreement with the initial purchasers. Under the registration rights agreement, Apria agreed for the benefit of the holders of the notes and the common stock issuable upon conversion of the notes that Apria will, at its cost:

•	use commercially reasonable efforts to cause the shelf registration statement of which this prospectus forms a part to be declared effective under the Securities Act no later than 180 days after the first date of original issuance of the notes; and

•	keep the shelf registration statement effective until the earlier of:

•	the second anniversary of the last date of original issuance of the notes;

•	the expiration of the holding period applicable to the notes and the shares of common stock issuable upon conversion of the notes held by non-affiliates under Rule 144(k); and

•	such time as all of the notes and the common stock issuable upon conversion of the notes cease to be outstanding or have been sold either pursuant to the shelf registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in force.

     Apria may suspend the effectiveness of the shelf registration statement or the use of this prospectus which forms a part of the shelf registration statement during specified periods under circumstances relating to pending corporate developments, public filings with the SEC and similar events. Apria need not specify the nature of the event giving rise to a suspension in any notice to the holders of the notes. Any suspension period must not exceed an aggregate of:

•	45 days in any three-month period; or

•	120 days for all periods in any 12-month period.

     A holder who elects to sell securities pursuant to this shelf registration statement will:

•	be required to be named as a selling securityholder in the related prospectus;

•	be required to deliver a prospectus to purchasers;

•	be subject to the civil liability provisions under the Securities Act in connection with any sales; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

     Under the registration rights agreement Apria will:

•	pay all expenses of this shelf registration statement;

•	provide each registered holder with copies of the prospectus;

•	notify holders when this shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the notes and common stock issued upon conversion of the notes in accordance with the terms and conditions of the registration rights agreement.

     The plan of distribution of the shelf registration statement permits resales of registrable securities by selling securityholders though brokers and dealers.

DESCRIPTION OF APRIA’S CAPITAL STOCK

Common Stock

     Apria’s authorized common stock consists of 150,000,000 shares of common stock. All authorized shares of common stock have a par value of $0.001 per share and are entitled to one vote per share on all matters submitted to a vote of stockholders. In the event of a liquidation, dissolution or winding up of Apria, the holders of the common stock are entitled to share ratably in all assets remaining after all liabilities and the liquidation preference attributable to any outstanding preferred stock have been paid. Subject to any preferential rights held by holders of preferred stock, holders of the common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. However, it is not presently anticipated that dividends will be paid on common stock in the foreseeable future, and some of the debt instruments to which Apria is a party prohibit or restrict the payment of dividends. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities, and there are no redemption provisions with respect to such shares.

     As of December 31, 2003, there were 51,107,538 shares of common stock outstanding. As of December 31, 2003, there were reserved for issuance upon the exercise of options and awards, 10,897,301 shares of common stock, of which 5,055,926 shares represent options and awards currently outstanding.

     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

     Apria’s common stock is currently listed on the New York Stock Exchange under the symbol “AHG.”

     For further details regarding the terms of Apria’s common stock, please refer to Apria’s charter and bylaws, as filed with the SEC and the descriptions contained in Apria’s Registration Statement on Form 8-A, filed on February 11, 1992 under Apria’s prior name, Abbey Healthcare Group Incorporated, as amended and Apria’s Registration Statement on form S-3, filed on August 7, 2001, as amended, and incorporated herein by reference.

Preferred stock

     Apria’s authorized preferred stock consists of 10,000,000 shares of preferred stock. All authorized shares of the preferred stock have a par value of $0.001 per share. Apria’s board of directors has the authority to issue shares of preferred stock in one or more series and to fix the designation and relative powers, preferences and rights and qualifications, limitations, or restrictions of all shares of each such series, including without limitation dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences, and the number of shares constituting each such series, without further vote or action by the stockholders. The issuance of the preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of the preferred stock could have the effect of delaying, deferring, or preventing a change in control of Apria without further action by the stockholders.

     As of the date hereof there were no outstanding shares of preferred stock. Apria has no present plans to issue any shares of preferred stock.

Certain effects of authorized but unissued stock

     Apria has shares of common stock and preferred stock available for future issuance without stockholder approval. Apria may use these additional shares for a variety of corporate purposes, including future public or private offerings to raise additional capital, facilitating corporate acquisitions or paying a dividend on its capital stock.

     The existence of unissued and unreserved shares of common stock and preferred stock may enable Apria’s board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third party’s attempt to obtain control of Apria by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of the company’s management. In addition, Apria’s issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Delaware law and specified charter and by-law provisions

     Business combinations. The provisions of Section 203 of the Delaware General Corporation Law apply to Apria. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. With specified exceptions, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

     Limitation of liability; indemnification. Apria’s charter contains provisions permitted under the Delaware General Corporation Law limiting relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving certain wrongful acts, such as the breach of a director’s duty of loyalty, acts or omissions that involve intentional misconduct or a knowing violation of law or transactions from which the director derived an improper personal benefit. Furthermore, Apria’s by-laws contain provisions to indemnify directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. These provisions do not limit or eliminate Apria’s right or the right of any of its stockholders to seek non- monetary relief, such as an injunction or rescission in the event of a breach by a director or an officer of his or her duty of care. Apria believes that these provisions assist Apria in attracting and retaining qualified individuals to serve as directors.

     Stockholder action; special meeting of stockholders. Apria’s by-laws provide that stockholders may take action at a duly called annual or special meeting of stockholders. Apria’s by-laws further provide that special meetings of the stockholders may be called by the board of directors, by a special committee of the board of directors vested with the power to call special meetings, or by the stockholders holding of record a majority of the outstanding shares entitled to vote at such meeting.

     Advance notice requirements for stockholder proposals and director nominations. Apria’s by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders must meet specified procedural requirements. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of the notes and Apria common stock into which the notes may be converted. This discussion applies only to holders that hold the notes and Apria common stock as capital assets for U.S. federal income tax purposes.

     This discussion does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances or to holders to which special rules may apply, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities;

•	persons holding the notes or Apria common stock as part of a straddle, hedge, conversion or other risk reduction transaction;

•	United States Holders, as defined below, whose functional currency is not the U.S. dollar;

•	certain former citizens or residents of the United States;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; and

•	persons subject to the alternative minimum tax.

     This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. Persons considering the purchase of the notes are urged to consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Classification of the Notes

     The notes will be treated as indebtedness for U.S. federal income tax purposes. Under the indenture governing the notes, Apria will agree, and by acceptance of a beneficial interest in a note each holder of a note will be treated as having agreed to treat the notes as indebtedness for U.S. federal income tax purposes that is governed by the Treasury regulations governing contingent payment debt instruments. These regulations are referred to in this section as the contingent payment debt regulations. Pursuant to the terms of the indenture, Apria and every holder agree, in the absence of an administrative determination or judicial ruling to the contrary, to be bound by Apria’s application of the contingent payment debt regulations to the notes, including Apria’s determination of the projected payment schedule, as described below, and the rate at which interest will be deemed to accrue on the notes for U.S. federal income tax purposes. Recently, the Internal Revenue Service, or the IRS, issued Revenue Ruling 2002-31 and Notice 2002-36, addressing the U.S. federal income tax classification and treatment of instruments similar, although not identical, to the notes, and concluded that the contingent payment debt regulations applied to the instruments addressed in that published guidance. In addition, the IRS also clarified various aspects of the potential applicability of other provisions of the Code to the instruments addressed in that published guidance. However, the applicability of the contingent payment debt regulations and Revenue Ruling 2002-31 to any particular instruments, such as the notes, is uncertain. In addition, no rulings have been sought or are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will not assert that the notes should be treated differently. A different treatment of the notes could affect the amount, timing and character of income, gain or loss with respect to an investment in the notes. Accordingly, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     The remainder of this discussion assumes that the notes will be treated as indebtedness subject to the contingent payment debt regulations as described above.

Tax Consequences to United States Holders

     As used herein, the term United States Holder means a beneficial owner of a note or Apria common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States, as determined for United States Federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all of the substantial decisions of that trust, or certain electing trusts that were in existence on August 20, 1996, and were treated as domestic trusts on the previous date.

Interest Accruals on the Notes

     Under the contingent payment debt regulations, a United States Holder, regardless of its method of accounting for U.S. federal income tax purposes, will be required to accrue interest income, as original issue discount for U.S. federal income tax purposes, on the notes on a constant yield basis at an assumed yield, referred to as the comparable yield, determined at the time of issuance of the notes. Accordingly, United States Holders generally will be required to include interest in gross income, in each taxable year prior to maturity of the notes, in excess of the regular interest payments on the notes. The comparable yield for the notes is based on the yield at which Apria could issue a nonconvertible fixed rate debt instrument with no contingent payments, but with terms otherwise similar to those of the notes. Apria has determined the comparable yield to be 8.625%, compounded semi-annually.

     Solely for purposes of determining the amount of interest income that a United States Holder will be required to accrue, Apria is required to construct a projected payment schedule in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Holders that wish to obtain the projected payment schedule may do so by contacting Apria Healthcare Group Inc., 26220 Enterprise Court, Lake Forest, California 92630, Attention: Treasurer.

     Neither the comparable yield nor the projected payment schedule constitutes a representation by Apria regarding the actual amount that will be paid on the notes, or the value at any time of Apria common stock into which the notes may be converted.

     For U.S. federal income tax purposes, a United States Holder is required under the contingent payment debt regulations to use the comparable yield and the projected payment schedule established by Apria in determining interest accruals and adjustments in respect of a note, unless such United States Holder timely discloses and justifies the use of a different comparable yield and projected payment schedule to the IRS. Pursuant to the terms of the indenture, Apria and every United States Holder agree, in the absence of an administrative determination or judicial ruling to the contrary, to be bound by Apria’s determination of the comparable yield and projected payment schedule.

     Based on the comparable yield and the issue price of the notes, a United States Holder of a note, regardless of its method of tax accounting, will be required to accrue as interest income the sum of the daily portions of interest on the notes for each day in the taxable year on which the United States Holder holds the note, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the notes, as set forth below. The issue price of the notes is the first price at which a substantial amount of the notes is sold to the public, excluding bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers.

     The daily portions of interest in respect of a note are determined by allocating to each day in an accrual period the ratable portion of interest on the note that accrues in the accrual period. The amount of interest on a note that accrues in an accrual period is the product of the comparable yield on the note, adjusted to reflect the length of the accrual period, and the adjusted issue price of the note. The adjusted issue price of a note at the beginning of the first accrual period will equal its issue price and for any accrual periods after the first accrual period will be (x) the sum of the issue price of such note and any interest previously accrued thereon, disregarding any positive or negative adjustments described below, minus (y) the amount of any projected payments on the notes for previous accrual periods, without regard to the actual amount paid.

     In addition to the interest accrual discussed above, a United States Holder will be required to recognize interest income equal to the amount of the excess of actual payments over projected payments, or a positive adjustment, in respect of a note for a taxable year. For this purpose, the payments in a taxable year include the fair market value of property, including Apria’s common stock, received in that year. If a United States Holder receives actual payments that are less than the projected payments in respect of a note for a taxable year, the United States Holder will incur a negative adjustment equal to the amount of such difference. This negative adjustment will (i) first reduce the amount of interest in respect of the note that a United States Holder would otherwise be required to include in income in the taxable year and (ii) to the extent of any excess, will give rise to an ordinary loss equal to that portion of such excess that does not exceed the excess of (A) the amount of all previous interest inclusions under the note over (B) the total amount of the United States Holder’s net negative adjustments treated as ordinary loss on the note in prior taxable years. The two percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code does not apply to a net negative adjustment. Any negative adjustment in excess of the amounts described in (i) and (ii) will be carried forward to offset future interest income in respect of the notes or to reduce the amount realized on a sale, conversion, exchange or retirement of the notes.

Sale, Conversion, Exchange or Retirement of the Notes

     Upon a sale, conversion, exchange or retirement of a note for cash or Apria common stock, a United States Holder will generally recognize gain or loss equal to the difference between the amount realized on the sale, conversion, exchange or retirement, including the fair market value of Apria’s common stock received, if any, and such United States Holder’s adjusted tax basis in the note. A United States Holder’s adjusted tax basis in a note will generally be equal to the United States Holder’s purchase price for the note, increased by any interest income previously accrued by the United States Holder, determined without regard to any positive or negative adjustments to interest accruals described above, and decreased by the amount of any projected payments on the note for previous accrual periods, without regard to the actual amount paid. In the case of a United States Holder that purchases the notes in the secondary market for an amount that differs from the adjusted issue price of the note at the time of purchase, the adjusted tax basis must also be increased or decreased by the amount of any positive or negative adjustment, respectively, that the U.S. holder is required to make as a result of the purchase at such price. A United States Holder generally will treat any gain as ordinary interest income and any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary loss, and the balance as capital loss. There are limitations on the deductibility of capital losses.

     A United States Holder’s initial tax basis in Apria common stock received upon a conversion of a note will equal the then current fair market value of such common stock. The United States Holder’s holding period for the common stock received may commence on the day immediately following the date of conversion and not on the date of acquisition of the note. However, the matter is not entirely certain and United States Holders may be entitled to include their holding period for the notes as part of their holding period for the Apria common stock received upon conversion. United States Holders should consult their tax advisors regarding the proper application of the holding period rules to their situation.

Purchases of Notes at a Price other than the Adjusted Issue Price

     If a United States Holder purchases a note in the secondary market for an amount that differs from the adjusted issue price of the note at the time of purchase, the United States Holder will be required to accrue interest income on the note in accordance with the comparable yield even if market conditions have changed since the date of issuance. Except to the extent described below as to notes that are considered to be exchange listed, a United States Holder must reasonably determine whether the difference between the purchase price for a note and the adjusted issue price of a note is attributable to a change in expectation as to the contingent amounts potentially payable in respect of the note, a change in interest rates since the note were issued, or both, and allocate the difference accordingly. Adjustments allocated to a change in interest rates will cause, as the case may be, a positive adjustment or a negative adjustment to interest inclusion. If the purchase price of a note is less than its adjusted issue price of the note, a positive adjustment will result, and if the purchase price is more than the adjusted issue price of the note, a negative adjustment will result. To the extent that an adjustment is attributable to a change in interest rates, it must be reasonably allocated to the daily portions of interest over the remaining term of the note. To the extent that the difference between the purchase price for the note and the adjusted issue price of the note is attributable to a change in expectations as to the contingent amounts potentially payable in respect of the note, and not to a change in the market interest rates, a United States Holder will be required to reasonably allocate that difference to the contingent payments. Adjustments allocated to the contingent payments will be taken into account as positive or negative adjustments, as the case may be, when the contingent payments are made. Any negative or positive adjustment of the kind described above will decrease or increase, respectively, the tax basis in the note.

     Finally, if a note is considered to be exchange listed property then, instead of allocating the difference between adjusted issue price of the note and the United States holder’s tax basis in the note to any projected payments, the holder generally would be permitted, but not required, to allocate such difference on a pro rata basis to the daily portions of interest determined under the projected payment schedule over the remaining term of the note. This pro rata allocation, however, would not be reasonable and thus would not be permitted to the extent that the allocation produces a deemed yield on the note that is less than the applicable federal rate for the note as of the issue date, which was 4.31% based on semi-annual compounding. The notes will be considered exchange listed if they are listed on either a national securities exchange or an interdealer quotation system sponsored by a national securities association. Currently, the notes are not considered to be exchange listed.

     Some United States Holders will receive Forms 1099-OID reporting interest accruals on their note. Those forms will not, however, reflect the effect of any positive or negative adjustments resulting from the purchase of a note in the secondary market at a price that differs from its adjusted issue price on the date of purchase. United States Holders are urged to consult their tax advisor as to whether, and how, such adjustments should be made to the amounts reported on any Form 1099-OID.

Constructive Dividends

     If at any time Apria increases the conversion rate, either at Apria’s discretion or pursuant to the anti-dilution provisions, the increase may be treated as the payment of a taxable dividend to the United States Holders of the notes.

     Generally, a reasonable increase in the conversion rate in the event of stock dividends or distributions of rights to Apria’s stockholders to subscribe for Apria common stock will not be a taxable dividend.

Taxation of Distributions on Common Stock

     Distributions with respect to shares of Apria common stock received upon a conversion of a note, other than some pro rata distributions of common shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be includible in gross income by the United States Holder and taxable as ordinary income when received or accrued, in accordance with such United States Holder’s method of tax accounting. If a distribution exceeds Apria’s current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the United States Holder’s investment, to the extent of United States Holder’s tax basis in the common stock. Any remaining excess will be treated as a capital gain. Under recently enacted legislation, dividends received by noncorporate United States

Holders on Apria common stock may be subject to U.S. federal income tax at preferential rates applicable with respect to capital gains if certain conditions are met. United States Holders should consult their own tax advisers regarding the implications of this new legislation in their particular circumstances.

Sale or Other Taxable Disposition of Common Stock

     Gain or loss realized by a United States Holder on the sale or other taxable disposition of Apria’s common stock received upon conversion of a note will be recognized as capital gain or loss for U.S. federal income tax purposes, and will be long-term capital gain or loss if the United States Holder held the common stock for more than one year. The amount of the United States Holder’s gain or loss will be equal to the difference between the United States Holder’s adjusted tax basis in the common stock disposed of and the amount realized on the disposition. There are limitations to the deductibility of capital losses.

Tax Consequences to Non-United States Holders

     As used herein, the term Non-United States Holder means a beneficial owner of a note or Apria common stock that is an individual, a corporation, an estate or trust, that is not a United States Holder.

Notes

     All payments on the notes made to a Non-United States Holder, including a payment in Apria’s common stock or cash pursuant to a conversion, exchange or retirement and any gain realized on a sale of the notes, will be exempt from U.S. federal income and withholding tax, provided that:

•	the Non-United States Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of Apria’s stock entitled to vote and is not a controlled foreign corporation, as defined in the Code, related, directly or indirectly, to Apria through stock ownership and is not a bank receiving certain types of interest,

•	the certification requirement described below has been fulfilled with respect to the Non-United States Holder,

•	such gain or payments are not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States,

•	in the case of gain realized on the sale, conversion, exchange or retirement of the notes, Apria is not, and has not been within the shorter of the five-year period preceding such sale, conversion, exchange or retirement or the period the Non-United States Holder held the notes, a U.S. real property holding corporation, as defined in the Code. Apria believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes; and

•	in the case of gain realized by an individual Non-United States Holder on the sale, conversion, exchange or retirement of the notes, the Non-United States Holder is not present in the United States for at least 183 days or more during the taxable year of the disposition or certain other requirements are not met.

     However, if a Non-United States Holder was treated as having received a constructive dividend (see “—Tax Consequences to United States Holders—Constructive Dividends” above), the Non-United States Holder generally will be subject to United States withholding tax at a 30% rate, subject to reduction by an applicable treaty, on the taxable amount of the dividend. A Non-United States Holder who is subject to withholding tax under such circumstances should consult his own tax adviser as to whether he can obtain a refund for all or a portion of the withholding tax.

     The certification requirement referred to above will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person and provides its name and address.

     If a Non-United States Holder of a note is engaged in a trade or business in the United States, and if payments on or gain realized on a sale or other disposition of the note are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “—Tax Consequences to United States Holders” above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisers with respect to other tax consequences of the ownership of the notes, including the possible imposition of a 30% branch profits tax in the case of corporate Non-United States Holders.

Distributions on Common Stock

     Dividends paid to a Non-United States Holder of Apria’s common stock generally will be subject to U.S. withholding tax at a 30% rate, subject to reduction under an applicable treaty. In order to obtain a reduced rate of withholding, a Non-United States Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under a treaty. A Non-United States Holder who is subject to withholding tax under such circumstances should consult his own tax adviser as to whether he can obtain a refund for all or a portion of the withholding tax.

     If a Non-United States Holder of Apria’s common stock is engaged in a trade or business in the United States, and if the dividends are effectively connected with the conduct of this trade or business, the Non-United States Holder, although exempt from U.S. withholding tax, will generally be taxed in the same manner as a United States Holder (see “—Tax Consequences to United States Holders” above), except that the Non-United States Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These Non-United States Holders should consult their own tax advisers with respect to other tax consequences of the ownership of Apria’s common stock, including the possible imposition of a 30% branch profits tax in the case of corporate Non-United States Holders.

Sale or Other Taxable Disposition of the Common Stock

     A Non-United States Holder generally will not be subject to U.S. federal income and withholding tax on gain realized on a sale or other disposition of the common stock received upon a conversion of a note, unless (a) the gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States, (b) in the case of a Non-United States Holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) Apria is or has been a U.S. real property holding corporation, as defined in the Code, at any time within the shorter of the five year period preceding such sale, exchange or disposition and the period the Non-United States Holder held the common stock. Apria believe that it is not, and does not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

     If a Non-United States Holder of Apria’s common stock is engaged in a trade or business in the United States, and if the gain on the common stock is effectively connected with the conduct of this trade or business, the Non-United States Holder will generally be taxed in the same manner as a United States Holder (see “—Tax Consequences to United States Holders” above). These Non-United States Holders should consult their own tax advisers with respect to other tax consequences of the disposition of the common stock, including the possible imposition of a 30% branch profits tax in the case of corporate Non-United States Holders.

Backup Withholding and Information Reporting

     Information returns may be filed with the IRS in connection with payments on the notes, Apria’s common stock and the proceeds from a sale or other disposition of the notes or Apria’s common stock. A United States Holder may be subject to United States backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. A Non-United States Holder may be subject to United States backup withholding tax on these payments unless the Non-United States Holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required of Non-United States Holders to claim the exemption from withholding tax on some of the payments on the notes, described above, will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Disclosure Authorization

     Notwithstanding anything express or implied to the contrary in this prospectus and the documents referred to herein, each prospective investor and actual investor, and each of the respective employees, representatives and agents of such prospective investor and actual investor, may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind that are provided to any such persons relating to such tax treatment and tax structure. However, the foregoing does not constitute an authorization to disclose Apria’s identity or that of Apria’s affiliates, agents or advisers, or, except to the extent relating to such tax structure or tax treatment, any specific pricing terms or commercial or financial information.

SELLING SECURITYHOLDERS

     On August 20, 2003, Apria issued and sold the notes in private placement transactions to the initial purchasers. The initial purchasers sold the notes to qualified institutional buyers, as defined in Rule 144A under the Securities Act, in transactions exempt from the registration requirements of the Securities Act. The selling securityholders, including their transferees, pledgees, donees or successors, may from time to time, offer and sell any or all of the notes and shares issued upon conversion of the notes pursuant to this prospectus or a prospectus supplement. The selling securityholders will receive the proceeds from this offering. Apria will not receive any of the proceeds from this offering.

     The following table sets forth information with respect to the selling securityholders and the respective principal amounts of notes and shares of common stock beneficially owned by each selling securityholder. Apria obtained such information from the selling securityholders. To Apria’s knowledge, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with Apria or any of Apria’s predecessors or affiliates. Because each selling securityholder may offer all or some portion of the notes or the common stock issuable upon conversion of the notes pursuant to this prospectus and the number of shares of common stock into which the notes are convertible may be adjusted, no estimate can be given as to the amount of notes or the common stock issuable upon conversion of the notes that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

	Principal Amount of				Number of Shares of
	Notes Beneficially		Number of Shares of	Maximum Number of	Common Stock
	Owned and Offered	Percentage of Notes	Common Stock	Shares of Common	Beneficially Owned
Selling Security Holder	Hereby	Outstanding	Beneficially Owned(1)	Stock to be Sold(1)	after the Offering(5)

DBAG London	$38,000,000	15.20%	1,090,037	1,090,037	—
Nomura Securities Intl Inc.	$22,000,000	8.80%	641,074	631,074	10,000
Sunrise Partners Limited Partnership	$16,000,000	6.40%	469,963	458,963	11,000
Polygon Global Opportunities Master Fund	$15,000,000	6.00%	430,278	430,278	—
Argent LowLev Convertible Arbitrage Fund Ltd.	$11,500,000	4.60%	329,879	329,879	—
Goldman Sachs & Co.	$10,000,000	4.00%	338,011	286,852	51,159
St. Thomas Trading, Ltd.	$8,635,000	3.45%	247,696	247,696	—
MLQA Convertible Securities Arbitrage Ltd.	$7,500,000	3.00%	215,139	215,139	—
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	$6,000,000	2.40%	172,111	172,111	—
GLG Market Neutral Fund	$5,000,000	2.00%	143,426	143,426	—
Highbridge International LLC	$5,000,000	2.00%	143,426	143,426	—
S.A.C. Capital Associates, LLC	$5,000,000	2.00%	155,526	143,426	12,100
Man Convertible Bond Master Fund, Ltd.	$4,881,000	1.95%	140,012	140,012	—
Triborough Partners International Ltd.	$4,550,000	1.82%	130,517	130,517	—
National Bank of Canada	$4,500,000	1.80%	129,083	129,083	—
AM Master Fund I LP	$3,800,000	1.52%	109,003	109,003	—
RCG Latitude Master Fund, LTD	$3,750,000	1.50%	107,569	107,569	—
RCG Multi Strategy Master Fund, LTD	$3,600,000	1.44%	103,266	103,266	—
Sage Capital	$3,350,000	1.34%	96,095	96,095	—
Canyon Value Realization Fund (Cayman), Ltd.	$3,280,000	1.31%	94,087	94,087	—
Credit Lyonnais Securities (USA) Inc.	$3,000,000	1.20%	86,055	86,055	—
JP Morgan Securities Inc.	$3,000,000	1.20%	123,585	86,055	37,530
Kd Convertible Arbitrage L.P.	$3,000,000	1.20%	86,055	86,055	—
McMahan Securities Co. L.P.	$3,000,000	1.20%	86,055	86,055	—
Credit Suisse First Boston Europe Limited	$2,700,000	1.08%	77,450	77,450	—
FrontPoint Convertible Arbitrage Fund, L.P.	$2,500,000	1.00%	71,713	71,713	—
SG Cowen Securities Corp.	$2,500,000	1.00%	71,713	71,713	—
Canyon Capital Arbitrage Master Fund, Ltd.	$2,400,000	*	68,844	68,844	—
Argent LowLev Convertible Arbitrage Fund LLC	$2,167,000	*	62,160	62,160	—
The Coast Fund, L.P.	$2,000,000	*	57,370	57,370	—
TQA Master Plus Fund, Ltd.	$1,985,000	*	56,940	56,940	—
Triborough Partners LLC	$1,950,000	*	55,936	55,936	—
Lyxor Master Fund	$1,900,000	*	54,501	54,501	—
Argent Classic Convertible Arbitrage Fund L.P.	$1,800,000	*	51,633	48,764	—
Class C Trading Company, Ltd.	$1,600,000	*	45,896	45,896	—

BNP Paribas Arbitrage	$1,500,000	*	43,027	43,027	—
KBC Financial Products USA Inc.	$1,500,000	*	43,027	43,027	—
BNP Paribas Equity Strategies, SNC	$1,417,000	*	57,636	40,646	16,990
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	$1,403,000	*	40,245	40,245	—
White River Securities LLC	$1,250,000	*	35,856	35,856	—
Bear Stearns & Co. Inc.	$1,250,000	*	35,856	35,856	—
Canyon Value Realization Fund, L.P.	$1,200,000	*	34,422	34,422.	—
Silver Convertible Arbitrage Fund, LDC	$1,200,000	*	34,422	34,422	—
JMG Triton Offshore Fund, Ltd.	$1,000,000	*	28,685	28,685	—
Xavex Convertible Arbitrage 2 Fund	$900,000	*	25,816	25,816	—
Zurich Institutional Benchmarks Master Fund Ltd.	$815,000	*	23,378	23,378	—
Lyxor/AM Investment Fund Ltd.	$700,000	*	20,079	20,079	—
TQA Master Fund, Ltd.	$679,000	*	19,477	19,477	—
Argent Classic Convertible Arbitrage Fund II, L.P.	$600,000	*	17,211	17,211	—
Xavex Convertible Arbitrage 10 Fund	$600,000	*	17,211	17,211	—
CNH CA Master Account, L.P.	$500,000	*	14,342	14,342	—
Quest Global Convertible Master Fund, Ltd.	$500,000	*	14,342	14,342	—
R2 Investments, LDC	$500,00	*	14,342	14,342	—
Canyon Value Realization Mac 18, Ltd. (RMF)	$480,000	*	13,768	13,768	—
Zurich Institutional Benchmark Master Fund Ltd	$400,000	*	11,474	11,474	—
Singlehedge U.S. Convertible Arbitrage Fund	$395,000	*	11,330	11,330	—
Argent LowLev Convertible Arbitrage Fund II, LLC	$333,000	*	9,552	9,552	—
Guggenheim Portfolio Co. XV, LLC	$325,000	*	9,322	9,322	—
Xavex Convertible Arbitrage 5 Fund	$325,000	*	9,322	9,322	—
SSI Hedged Convertible Market Neutral L.P.	$256,000	*	7,343	7,343	—
Deutsche Bank Securities Inc.	$250,000	*	7,171	7,171	—
Quest/Lighthouse Multi Strategy Master Fund	$250,000	*	7,171	7,171	—
HFR Ca Global Select Master Trust	$200,000	*	5,737	5,737	—
Tredia Performance Fund Limited	$200,000	*	5,737	5,737	—
Sturgeon Limited	$192,000	*	5,507	5,507	—
BP Amoco PLC Master Trust	$189,000	*	5,421	5,421	—
LDG Limited	$179,000	*	5,134	5,134	—
Lyxor/Convertible Arbitrage Fund Limited	$153,000	*	4,388	4,388	—
RBC Alternative Assets, L.P.	$150,000	*	4,302	4,302	—
SSI Blended Market Neutral L.P.	$129,000	*	3,700	3,700	—
Xavex Convertible Arbitrage 7 Fund	$129,000	*	3,700	3,700	—

Sphinx Convertible Arb Fund SPC	$128,000	*	3,671	3,671		—
Hotel Union & Hotel Industry of Hawaii Pension Plan	$68,000	*	1,950	1,950		—
Sphinx Fund	$22,000	*	631	631		—
Lexington Vantage Fund	$14,000	*	401	401		—
Viacom Inc. Pension Plan Master Trust	$6,000	*	172	172		—
Jefferies & Company Inc.	$2,000	*	57	57		—
Any other holders of notes or future transferees, pledgees, donees of or from any such holder (2) (3)	$10,863,000	4.35%	311,607	311,607		—

Total	$250,000,000	100%	7,310,079	7,171,300	(4)	138,779

* Indicates ownership of less than 1%.

(1) Assumes conversion of all of the holder’s notes at a conversion rate of 28.6852 shares of common stock per $1,000 principal amount at maturity of notes, rounded down to the nearest whole number of shares. However, this conversion rate may be adjusted as described under “Description of Notes – Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Information concerning other selling securityholders, if any, will be set forth in supplements to this prospectus from time to time, if required.

(3) Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the shares of common stock issuable upon conversion of the notes at the initial conversion rate.

(4) Assumes conversion of all $250,000,000 principal amount of notes at a conversion rate of 28.6852 shares of common stock per $1,000 principal amount at maturity of notes rounded down to the nearest whole number of shares. This total may not reflect the actual number of shares to be issued by Apria because holders of notes will not receive fractional shares upon conversion, but a cash payment to account for any such fractional share.

(5) Assumes selling securityholders sell maximum number of shares issued upon conversion of the notes.

PLAN OF DISTRIBUTION

     Apria is registering the notes and associated shares of common stock on behalf of the selling securityholders. The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors, may, from time to time, sell the notes and shares directly to purchasers. Alternatively, the selling securityholders may offer the notes and shares from time to time to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling securityholders and/or the purchasers of the securities, for whom they may act as agents. The compensation as to a particular broker/dealer may be in excess of customary commissions. The selling securityholders and any underwriters, broker/dealers or agents that participate in the distribution of notes and shares may, in connection with these sales, be considered to be underwriters within the meaning of the Securities Act, and any profit from the sale of such securities by them and any underwriter, broker/dealer or agent may be considered to be underwriting discounts and commissions under the Securities Act.

     The selling securityholders may sell the notes and shares from time to time, in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices, as determined by the selling securityholders. The sale of the notes and shares may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes or Apria common stock may be listed or quoted at the time of sale, including The Portal Market of the National Association of Securities Dealers, Inc. with respect to the notes and the New York Stock Exchange with respect to the conversion shares;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold pursuant to Rule 144 rather than pursuant to this prospectus. The selling securityholders may not sell any security described in this prospectus and may not transfer, devise or gift such securities by other means not described in this prospectus.

     These sales may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction. The selling securityholders may also enter into hedging transactions with broker/dealers in connection with the sales of the notes and shares. These broker/dealers may in turn engage in short sales of the notes and shares in the course of hedging their positions. The selling securityholders may sell the notes and shares to close out short positions, or loan or pledge the notes and shares to broker/dealers that, in turn, may sell the notes and shares.

     At the time a particular offering of the notes and shares is made, if required, a prospectus supplement will be distributed setting forth the names of the selling securityholders, the aggregate amount of notes and shares being offered, and, to the extent required, the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commission or concessions allowed or reallowed or paid to the broker/dealers.

     To comply with various states’ securities laws, if applicable, the selling securityholders must offer or sell the notes and shares in such jurisdictions only through registered or licensed brokers/dealers. In addition, in some states the selling securityholders may not sell the notes and shares unless the notes and shares have been registered or qualified for sale in the applicable state or an exemption from registration or qualification is available and the conditions of which have been satisfied.

     Pursuant to the registration rights agreement, all expenses of the registration of notes and shares will be paid by Apria, including, without limitation, any SEC filing fees and expenses of compliance with state securities or blue sky laws; provided, however, that the selling securityholders will pay all underwriting discounts and selling commissions, if any. The selling securityholders will be indemnified by Apria against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. Apria will be indemnified by the selling securityholders against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

     Pursuant to the registration rights agreement, Apria is required to use commercially reasonable efforts to keep the shelf registration statement continuously effective until the earlier of August 20, 2005, or the date on which the notes and shares are permitted to be freely sold or distributed to the public pursuant to Rule 144(k) of the Securities Act or the date on which there are no outstanding notes. Notwithstanding the foregoing obligations, Apria may, under various circumstances, postpone or suspend the filing or the effectiveness of the shelf registration statement, or any amendments or supplement thereto, or the sale of notes and shares. See “Description of Notes—Registration Rights.”

FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents incorporated herein by reference, contains statements that are not based on historical facts. All of those forward-looking statements are uncertain. Apria has based those forward-looking statements on, among other things, projections and estimates regarding the economy in general, the healthcare industry and other factors that impact Apria’s results of operations. These statements involve known and unknown risks, uncertainties and other factors that may cause Apria’s actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statements. In some cases, forward-looking statements that involve risks and uncertainties contain terminology such as “may,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or variations of these terms or other comparable terminology.

     Key factors that may have an impact on Apria include the following:

•	trends and developments affecting the collectibility of accounts receivable;

•	government legislative and budget developments which could affect reimbursement levels for products and services provided by Apria;

•	the ongoing government investigation regarding patients covered by Medicare and other federal programs;

•	the effectiveness of Apria’s operating systems and controls;

•	healthcare reform and the effect of federal and state healthcare regulations;

•	pricing pressures from large payors;

•	the successful implementation of Apria’s acquisition strategy and integration of acquired businesses;

•	the reasons discussed under “Risk Factors” of the prospectus; and

•	other factors described in Apria’s filings with the Securities and Exchange Commission.

     In addition, the military and national security activities in which the United States is currently engaged, have and could continue to have significant impacts on the United States economy and government spending priorities. The effects of any further such developments, including, but not limited to a prolonged occupation in Iraq, pose significant risks and uncertainties to Apria’s business. Among other things, deficit spending by the government as the result of adverse developments in the economy and the costs of the military and national security activities could lead to increased pressure to reduce government expenditures for other purposes, including government-funded programs such as Medicare and Medicaid.

     In making forward-looking statements, Apria has made several assumptions, including assumptions relating to reimbursement rates and policies, the costs associated with government regulation of the healthcare industry, the effects of competition and industry consolidation, internal growth and acquisitions and the outcome of various legal and regulatory proceedings. If the assumptions and estimates Apria has used differ materially from what actually occurs, then actual results could vary significantly from those projected in or implied by the forward-looking statements. Any forward-looking statement in this prospectus speaks only as of the date of this prospectus. Apria is under no duty to, and does not intend to, update or revise any of the forward-looking statements after the date of this prospectus except as may be required by law.

WHERE YOU CAN FIND ADDITIONAL INFORMATION;
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     Apria files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission or the SEC. You may read and copy any document Apria files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Apria’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Apria’s common stock is listed on the NYSE under the symbol “AHG” and all such reports, proxy statements and other information filed by Apria with the NYSE may be inspected at the NYSE’s offices at 20 Broad Street, New York, New York, 10005.

     Apria incorporates by reference in this prospectus certain information that Apria files with the SEC, which means that Apria can disclose important information to you by referring you to another document that Apria has filed with the SEC. The information incorporated by reference is an important part of this prospectus. Any statement that is contained in this prospectus or a document incorporated by reference in this prospectus will be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus modifies or supersedes such prior statement. Any such statement so modified or superseded will not be considered, except as so modified or superseded, to constitute a part of this prospectus.

     Apria incorporates by reference the documents listed below and any filings Apria makes with the SEC under Sections 13(a), 13(c), 14 or
15(d) of the Securities Exchange Act of 1934 after the date of this prospectus but before the end of the offering made under this prospectus:

•	Apria’s annual report on Form 10-K for the fiscal year ended December 31, 2002;

•	Apria’s quarterly report on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	Apria’s current reports on Form 8-K as filed with the SEC on January 23, 2003 and August 18, 2003;

•	The information set forth in Apria’s definitive proxy statement for its 2003 annual meeting of stockholders under the caption “Approval of the 2003 Performance Incentive Plan;”

•	Apria’s Registration Statement on Form 8-A, as amended, filed on February 11, 1992 under Apria’s prior name, Abbey Healthcare Group Incorporated; and

•	Apria’s Registration Statement on form S-3, filed on August 7, 2001, as amended.

     You should read the information relating to Apria in this prospectus together with the information in the documents incorporated by reference. Nothing contained herein incorporates information furnished to, but not filed with, the SEC.

     Upon written or oral request, Apria will provide any person, including beneficial owners, to whom a copy of this prospectus is delivered, a copy of any documents incorporated by reference in this prospectus but not delivered along with this prospectus free of charge, excluding all exhibits, unless Apria specifically incorporated by reference an exhibit in this prospectus. Any such requests should be addressed to:

Apria Healthcare Group Inc.
Attention: General Counsel
26220 Enterprise Court
Lake Forest, CA 92630
Telephone: (949) 639-2000
Facsimile: (949) 587-9075

LEGAL MATTERS

     The validity of the notes offered hereby will be passed upon for Apria by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

EXPERTS

     The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from Apria’s annual report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting method as described in Note 1), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated fees and expenses payable by Apria in connection with the issuance and distribution of the securities registered hereby:

SEC Registration fee	$20,225
Printing, duplicating and engraving expenses	$120,000	*
Legal fees and expenses	$300,000	*
Accounting fees and expenses	$100,000	*
Miscellaneous	$25,000	*

Total	$565,225

*	Estimate

Item 15. Indemnification of Directors and Officers.

     Section 102(b)(7) of the Delaware General Corporation Law, as amended, allows a corporation to include a provision in its certificate of incorporation limiting or eliminating the personal liability of directors of the corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director (a) breached his/her duty of loyalty to the corporation or its stockholders, (b) acted not in good faith or in knowing violation of a law, (c) authorized the payment of a dividend or approved a stock repurchase in violation of Delaware General Corporation Law or (d) obtained an improper personal benefit from a transaction.

     Section 145 of the Delaware General Corporate Law permits a corporation to indemnify a person who was or is a party or is threatened to be made a party to any threatened, pending or completed third party proceeding, other than an action by or in the right of the Registrant, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, the corporation is permitted to indemnify any of its directors or officers against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that the corporation will not indemnify such person if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability. The rights granted under this section of the Delaware General Corporate Law are not exclusive of any other rights to which such person is entitled. The corporation may purchase and maintain insurance on behalf of such persons against any liability asserted against or incurred by such persons in any capacity as or arising out of such persons’ status as an director, officer, employee or agent of the corporation.

     Section 174 of the Delaware General Corporation Law provides, among other things, that all directors who willfully or negligently approve an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for the full amount paid out in connection with these actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to these actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts. Any director against whom a claim is successfully asserted may recover contribution from any other directors who voted or concurred in the unlawful action.

     Article 8 of Apria’s Restated Certificate of Incorporation, as amended, includes a provision eliminating the personal liability of its directors for monetary damages for breach of fiduciary duty as a director to the fullest extent authorized by, and subject to the limitations expressed in Delaware law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, Article 8 of the Restated Certificate provides that Apria is required to indemnify its directors and officers against any liabilities, losses or related expenses that they may incur by reason of serving or having served as directors or officers of Apria, or serving or having served at the request of Apria as a director, officer, trustee, partner, employee or agent of any entity in which Apria has an interest, to the fullest extent permitted by Delaware law. Apria is authorized to provide by bylaw, agreement or otherwise for indemnification of directors, officers, employees and agents in excess of the indemnification otherwise permitted by applicable law. The rights conferred in the Restated Certificate are not exclusive of any other right which the director or officer may have, or thereafter acquire under any statute, provision of the Restated Certificate, bylaw, agreement or otherwise. The bylaws of Apria provide that Apria may maintain director and officer liability insurance at its own expense.

Item 16. Exhibits.

     See Exhibit Index attached hereto and incorporated by reference.

Item 17. Undertakings.

     (a) The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to

Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to securityholders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (e) The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, State of California, on February 13, 2004

APRIA HEALTHCARE GROUP INC.

By:	/s/ Amin I. Khalifa

Amin I. Khalifa Executive Vice President and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Lawrence M. Higby Lawrence M. Higby	President, Chief Executive Officer and Director (Principal Executive Officer)	February 13, 2004

/s/ Amin I. Khalifa Amin I. Khalifa	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Accounting Officer)	February 13, 2004

/s/ Ralph W. Whitworth* Ralph W. Whitworth	Director and Chairman of the Board	February 13, 2004

/s/ Vicente Anido, Jr. Vicente Anido, Jr.	Director	February 13, 2004

/s/ I.T. Corley I.T. Corley	Director	February 13, 2004

/s/ David L. Goldsmith* David L. Goldsmith	Director	February 13, 2004

/s/ Richard H. Koppes* Richard H. Koppes	Director	February 13, 2004

/s/ Philip R. Lochner, Jr.* Philip R. Lochner, Jr.	Director	February 13, 2004

/s/ Jeri L. Lose* Jeri L. Lose	Director	February 13, 2004

/s/ Beverly Benedict Thomas* Beverly Benedict Thomas	Director	February 13, 2004

*By:	/s/ Lawrence M. Higby

Lawrence M. Higby Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

1.1#	Purchase Agreement, dated as of August 15, 2003, between Apria Healthcare Group Inc., and Banc of America Securities LLC, J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated as representatives of the several initial purchasers.

3.1	Restated Certificate of Incorporation, dated June 28, 1995, incorporated by reference to Abbey’s Registration Statement on Form S-4 (Registration No. 33-90658), and its appendices, as filed on March 27, 1995.

3.2	Certificate of Ownership and Merger merging Apria Healthcare Group Inc. into Abbey and amending Abbey’s Restated Certificate of Incorporation to change Abbey’s name to “Apria Healthcare Group Inc,” filed as Exhibit 3.2 to the Annual Report on Form 10-K of Apria Healthcare Group Inc. for the year ended December 31, 2001, and incorporated herein by reference.

3.3	Amended and Restated Bylaws of Apria Healthcare Group Inc., as amended on May 5, 1998, filed as Exhibit 3.2 to the Quarterly Report on Form 10-Q of Apria Healthcare Group Inc. for the quarter ended June 30, 1998, and incorporated herein by reference.

3.4	Amended and Restated Bylaws of Apria Healthcare Group Inc., as amended on September 3, 2002, filed as Exhibit 3.1 to the Quarterly Report on Form 10-Q of Apria Healthcare Group Inc. for the quarter ended September 30, 2002, and incorporated herein by reference.

3.5	Amended and Restated Bylaws of Apria Healthcare Group Inc., as amended on November 20, 2002, filed as Exhibit 3.7 to the Annual Report on Form 10-K of Apria Healthcare Group Inc. for the year ended December 31, 2002, and incorporated herein by reference.

4.1#	Form of 3-3/8% Convertible Senior Note due 2033 (included in Exhibit 4.3)

4.2	Certificate of Designation, incorporated by reference to Abbey’s Registration Statement on Form S-4 (Registration No. 33-90658), and its appendices, as filed on March 27, 1995.

4.3#	Indenture, dated August 20, 2003, between Apria Healthcare Group Inc. and U.S. Bank National Association, as Trustee.

4.4#	Registration Rights Agreement, dated as of August 20, 2003, by and among Apria Healthcare Group Inc., Banc of America Securities LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, as representatives of the initial purchasers.

5.1#	Opinion of Gibson, Dunn & Crutcher LLP.

8.1#	Opinion of Gibson, Dunn & Crutcher LLP re: tax matters.

12.1	Computation of Ratios of Earnings to Fixed Charges, filed herewith.

23.1#	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP, filed herewith.

24.1#	Power of Attorney (included on signature page of this registration statement)

25.1#	Form T-1 Statement of Eligibility of Trustee under the Trust Indenture Act of 1939, as amended, of U.S. Bank National Association, as Trustee.

#	Previously filed.